   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 1994
                                        REGISTRATION NO. 33---------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             POGO PRODUCING COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                               5 GREENWAY PLAZA, SUITE 2700
(STATE OR OTHER JURISDICTION OF                       HOUSTON, TEXAS 77046
INCORPORATION OR ORGANIZATION)                           (713) 297-5000
                                   74-1659398
                               (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                D. STEPHEN SLACK
                          SENIOR VICE PRESIDENT, CHIEF
                        FINANCIAL OFFICER AND TREASURER
                             POGO PRODUCING COMPANY
                          5 GREENWAY PLAZA, SUITE 2700
                              HOUSTON, TEXAS 77046
                                 (713) 297-5000

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                WITH COPIES TO:

           STEPHEN A. MASSAD                             T. MARK KELLY
         BAKER & BOTTS, L.L.P.                       VINSON & ELKINS L.L.P.
         3000 ONE SHELL PLAZA                        2500 FIRST CITY TOWER
         HOUSTON, TEXAS 77002                          1001 FANNIN STREET
            (713) 229-1234                         HOUSTON, TEXAS 77002-6760
                                                         (713) 758-2222

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED
                                                        PROPOSED          MAXIMUM
       TITLE OF EACH CLASS              AMOUNT           MAXIMUM         AGGREGATE        AMOUNT OF
          OF SECURITIES                  TO BE       OFFERING PRICE      OFFERING       REGISTRATION
         TO BE REGISTERED            REGISTERED(1)     PER NOTE(2)       PRICE(2)            FEE
   % Convertible Subordinated
  Notes due 2004(3)---------------    $86,250,000         100%          $86,250,000        $29,741

(1) Includes $11,250,000 aggregate principal amount of Notes subject to an option granted to the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) There is also registered hereunder such indeterminate number of shares of common stock, par value $1 per share, of the Registrant as may be issuable upon conversion of the ___% Convertible Subordinated Notes due 2004.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED FEBRUARY 28, 1994

PROSPECTUS
                                  $75,000,000
                             POGO PRODUCING COMPANY

                    % CONVERTIBLE SUBORDINATED NOTES DUE 2004

    The   % Convertible Subordinated Notes due 2004 (the 'Notes') are
convertible at any time prior to maturity, unless previously redeemed, into shares of common stock, par value $1 per share (the 'Common Stock') of Pogo
Producing Company (the 'Company'), at a conversion price of $      per share,
subject to adjustment upon the occurrence of certain events. On February 25, 1994, the closing sale price of the Common Stock on the New York Stock Exchange was $18 1/2 per share. The Common Stock is traded under the symbol 'PPP.'

    Interest on the Notes is payable semi-annually on March 15 and September 15 of each year, commencing September 15, 1994. The Notes will mature on March 15, 2004 unless earlier redeemed or converted. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 1998, at the redemption prices set forth herein plus accrued and unpaid interest to the date of redemption. No sinking fund is provided for the Notes. The Notes are redeemable at the option of the holder, upon the occurrence of a Repurchase Event (as defined herein), at 100% of the principal amount thereof, plus accrued interest. See 'Description of the Notes.'

    The Notes will be unsecured obligations of the Company, will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, and will be effectively subordinated to all indebtedness and liabilities of subsidiaries of the Company. The Indenture with respect to the Notes will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See 'Description of the Notes.'

    SEE 'INVESTMENT CONSIDERATIONS' FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                 PRICE TO           UNDERWRITING          PROCEEDS TO
                                                PUBLIC (1)           DISCOUNT(2)         COMPANY(1)(3)
Per Note----------------------------------           %                    %                    %
Total(4)----------------------------------           $                    $                    $

(1) Plus accrued interest, if any, from                         , 1994.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(3) Before deducting expenses payable by the Company estimated at $            .

(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $11,250,000 principal amount of Notes on the same terms set forth above to cover over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, Underwriting Discount and Proceeds
    to Company would be $            , $            and $            ,
    respectively. See 'Underwriting.'

    The Notes are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Notes will be made in New York, New York, on or about March   ,
1994.

MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                                                        PAINEWEBBER INCORPORATED

                 The date of this Prospectus is March   , 1994.
********************************************************************************
* INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A        *
* REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE  *
* SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY *
* OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT       *
* BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR  *
* THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE     *
* SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE   *
* UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF *
* ANY SUCH STATE.                                                              *
********************************************************************************

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's registration statements, reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

    This Prospectus, which constitutes a part of a registration statement on Form S-3 (the 'Registration Statement') filed by the Company with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the year ended December 31, 1993 (the 'Annual Report') is incorporated herein by reference.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes hereunder (the 'Offering') shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference) will be provided without charge to each person who receives a copy of this Prospectus upon written or oral request to Gerald A. Morton, Associate General Counsel, Pogo Producing Company, P.O. Box 2504, Houston, Texas 77252-2504 (telephone: (713) 297-5017).

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY OR THE COMMON STOCK, OR EACH OF THEM, AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE SPECIFIED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE 'GLOSSARY OF OIL AND GAS TERMS' FOR DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION 'INVESTMENT CONSIDERATIONS.'

                                  THE COMPANY

    Pogo Producing Company is an independent oil and gas exploration and production company, based in Houston, Texas, with an extensive Gulf of Mexico reserve and acreage position. The Company is also active in the Permian Basin of New Mexico, and has a 31.7% working interest in a 2.6 million acre concession license in the Gulf of Thailand. At December 31, 1993, the Company had interests in 597 gross oil and gas wells. At January 1, 1994, the Company's proved reserves, as estimated by Ryder Scott Company Petroleum Engineers ('Ryder Scott'), totaled 28.3 MMBbls of oil, condensate and natural gas liquids and
232.9 Bcf of natural gas. See 'Business and Properties -- Reserves.'

    The Company's business strategy is to maximize profitability and shareholder value by (i) steadily increasing hydrocarbon production levels, leading to increased revenues, cash flow, and earnings, (ii) expanding its hydrocarbon reserves base, (iii) maintaining appropriate levels of debt and interest expense, and controlling overhead and operating costs, and (iv) expanding exploration and production activities into new and promising geographic areas consistent with Company expertise.

    To implement its business strategy, the Company currently is focusing substantial attention and resources in the following geographic areas:

    THE GULF OF MEXICO. Approximately 68% of the Company's proved oil and gas reserves are located in the Gulf of Mexico. Most of these proved reserves are concentrated in five significant producing areas, including eight fields in the Eugene Island area located off the Louisiana coast. This concentration allows the Company to closely manage costs and to develop detailed geologic and other information relating to its properties. The Company believes that the Gulf of Mexico will continue to provide the Company with substantial opportunities to expand its hydrocarbon reserves and to increase its deliverability. The Company is utilizing its extensive inventory of 3-D seismic data (covering 24 of the Company's lease blocks and 81 other lease blocks in the Gulf of Mexico) and conventional 2-D seismic data (approximately one-half million miles of which are located in the Gulf of Mexico) to locate low risk exploration and development projects. In addition to conventional vertical and deviated drilling, the Company will also utilize horizontal drilling (the Company participated in seven horizontal wells in 1993 alone) to accelerate development of its offshore projects. To expand its reserves base and increase its deliverability, the Company will rely on its 24 years of experience in the Gulf of Mexico, where it holds an extensive acreage position. The Company currently holds interests in 76 offshore blocks, and will continue to evaluate and acquire additional acreage with significant exploration and development potential. The Company, which historically has not operated a substantial percentage of its offshore properties, has assumed the operation of certain of its properties where the Company believes that its technical expertise and ability to control overhead and operating costs will enhance its economic interests. In its role as operator, the Company recently used a 3-D seismic survey to pinpoint the location of potentially recoverable shallow natural gas reserves on a portion of its Eugene Island Block 295 field, and horizontal drilling technology, including five horizontal wells, to optimize the exploitation of the field's shallow natural gas reserves.
                                       3

    NEW MEXICO. The Company continues to enjoy substantial success in its efforts to increase liquids production from its properties in southeastern New Mexico. The Company is currently one of the most active companies drilling for oil and gas in the southeastern New Mexico portion of the Permian Basin, where, from late 1989 through the end of 1993, the Company and its partners have drilled and completed as productive 151 consecutive wells, including 58 wells during 1993 alone. The Company has achieved rapid cost recovery with respect to its New Mexico wells drilled to date because of relatively low capital costs and high initial rates of production. Due to its historical drilling success, its current undeveloped acreage position and its commitment to additional drilling, the Company expects its New Mexico operations to continue to be a source of significant reserves and of liquids production. The Company's primary drilling objective in southeastern New Mexico is the Brushy Canyon (Delaware) formation, which produces oil at depths of approximately 6,000 to 9,000 feet. The Company's net revenue interest portion of daily liquid hydrocarbon production in New Mexico averaged approximately 3,700 Bbls during 1993, compared to approximately 2,050 Bbls per day during 1992, an increase of approximately 80%.

    THE GULF OF THAILAND. The Company has conducted international exploration activities since the late 1970's in numerous oil and gas provinces in various parts of the world. The Company pursues a strategy of evaluating potentially high return prospects in areas of the world with a stable political and financial climate, such as certain European and ASEAN ('Association of Southeast Asian Nations') countries. Consistent with this strategy, in August 1991, the Company and its joint venture partners were awarded a license to explore for oil and gas on a 2.6 million acre concession, Block B8/32, in the Gulf of Thailand. The concession is located in a basin on trend with several oil and gas fields operated by Unocal Thailand Ltd. Through November 1993, Unocal Thailand Ltd. has reported cumulative production from more than 700 wells in these fields totaling approximately 2 trillion cubic feet of natural gas and 71 MMBbls of oil and condensate. Following an initial evaluation of the Thailand concession area, the Company and its joint venture partners drilled five exploratory wells on three separately identified seismic structures. The first well drilled, the Tantawan No. 1, successfully tested a large, complexly faulted, anticlinal structure with production tests from five intervals resulting in calculated cumulative flow rates of 6,260 Bbls of oil and condensate and 25,750 Mcf of natural gas per day. During 1993, the Company and its joint venture partners shot, processed and evaluated approximately 9,000 kilometers of new 3-D seismic data over and around the Tantawan No. 1 well. In late 1993, the Company drilled the Tantawan No. 2 and the Tantawan No. 3 exploratory wells on the Tantawan structure. The Tantawan No. 2 well successfully delineated a previously untested fault block to the east of the Tantawan No. 1 well with production tests from six intervals resulting in calculated cumulative flow rates of 70,300 Mcf of natural gas and 1,720 Bbls of condensate per day. The Tantawan No. 3 well successfully delineated a third untested fault block on the Tantawan structure located approximately two miles north of the Tantawan No. 1 and No. 2 wells. Production tests from this third Tantawan well were reported in January 1994, with production tests from five intervals resulting in calculated cumulative flow rates of 40,660 Mcf of natural gas and 8,684 Bbls of oil and condensate per day. As a result of its successful exploration drilling program, the Company's Thailand concession now accounts for approximately 14% of the Company's total estimated net proved reserves of natural gas, approximately 19% of the Company's total estimated net proved reserves of oil, condensate and natural gas liquids and approximately 16% of the Company's total net proved oil and gas equivalent reserves. During 1994, additional delineation wells on the Tantawan structure are planned. Based upon the results of such drilling, the Company and its partners will agree upon the type of development plan needed to commence production in this area. In addition, in late 1993, the Company and its joint venture partners began shooting and processing additional 3-D seismic data on a different portion of Block B8/32. Following evaluation of this seismic data, additional exploratory wells are expected to be drilled by the

Company and its joint venture partners on as yet untested seismic structures identified on Block B8/32.

    While maintaining an active exploration and development program, the Company also continues to focus on its strategy of maintaining appropriate levels of debt and interest expense. The Company has reduced its total debt and production payment obligations from $472,400,000 as of January 1, 1988, to $134,539,000 as of December 31, 1993, a decrease of approximately 72%.

    The reduction of total debt and production payment obligations has allowed the Company to devote increased amounts of its cash flow toward exploration and development of its premium property base. The Company's drilling successes have resulted in increased equivalent oil and gas production during 1992 and 1993, as compared to the prior five years, while simultaneously expanding its reserves base. In 1992 and 1993, the Company replaced 143% and 204%, respectively, of its total production of proved hydrocarbon reserves. The Company believes that the increased liquidity and increased average maturity of its outstanding indebtedness resulting from the Offering will provide the Company with additional financial flexibility to pursue its business strategy and maximize shareholder value. For 1994, the Company's Board of Directors has authorized capital and exploration expenditures of $75,000,000, approximately equal to the Company's capital and exploration expenditures of approximately $74,600,000 in 1993. See 'The Company,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business and Properties.'

                                  THE OFFERING

Notes Offered------------------------  $75,000,000 principal amount of     % Convertible
                                       Subordinated Notes due 2004 (excluding $11,250,000 aggregate principal amount of Notes subject to the Underwriters'
                                       over-allotment option).

Interest Payment Dates---------------  March 15 and September 15 of each year, commencing September
                                       15, 1994.

Conversion Rights--------------------  Convertible into Common Stock of the Company at the option of the holder at any time before maturity (unless earlier
                                       redeemed) at $       per share (equivalent to a conversion
                                       rate of approximately        shares per $1,000 principal
                                       amount of Notes), subject to adjustment upon the occurrence of certain events. See 'Description of the
                                       Notes -- Conversion Rights.'

Ranking------------------------------  The Notes will be unsecured and subordinated to all existing and future Senior Indebtedness of the Company and
                                       effectively subordinated to all indebtedness and other
                                       liabilities of subsidiaries of the Company. The Indenture
                                       relating to the Notes contains no limitation on the
                                       incurrence of indebtedness or other liabilities by the
                                       Company or its subsidiaries. The Notes will rank PARI PASSU with the Company's one other issue of convertible
                                       subordinated indebtedness that will remain outstanding after application of the proceeds of the Offering. See 'Use of
                                       Proceeds,' 'Capitalization' and 'Description of the
                                       Notes -- Subordination.'

                                       5

Optional Redemption------------------  The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 1998, at the redemption prices set forth herein plus accrued interest to the date of redemption. Accrued and unpaid interest to
                                       the redemption date shall be payable with respect to Notes that are converted after a notice of redemption has been
                                       mailed and prior to the redemption date. See 'Description of the Notes -- Redemption at Option of Company.'

Repurchase at Holder's
  Option-----------------------------  Upon the occurrence of a Repurchase Event, each holder of
                                       Notes shall have the right, at the holder's option, to
                                       require the Company to repurchase such Notes at 100% of
                                       their principal amount, plus accrued interest. The term
                                       Repurchase Event is limited to certain transactions
                                       involving a Change of Control (as defined herein) in which
                                       (i) the market price of the Common Stock at the time of, and the aggregate fair market value of the consideration
                                       received in, such transaction is less than 105% of the
                                       conversion price and (ii) the Notes become convertible into securities other than publicly traded common stock. See
                                       'Description of the Notes -- Certain Rights to Require
                                       Repurchase of Notes.'

Use of Proceeds----------------------  The net proceeds from the Offering will be used to repay certain indebtedness of the Company. See 'Use of Proceeds.'

Absence of Public Market-------------  The Notes are a new issue for which there is currently no public market. The Company does not intend to apply for
                                       listing of the Notes on a securities exchange or for
                                       quotation on the NASDAQ National Market. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected. See 'Investment
                                       Considerations -- Absence of Public Market' and
                                       'Underwriting.'

For additional information concerning the Notes, see 'Description of the Notes.'

                      SUMMARY FINANCIAL AND OPERATING DATA

    The Summary Financial and Operating Data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1993, are derived from the consolidated financial statements of the Company and its subsidiaries, which have been audited by independent public accountants. The information presented under the captions 'Production (Sales) Data,' 'Selected Ratios' and 'Reserve Data' is unaudited. This data should be read in conjunction with the consolidated financial statements and related notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                          1993         1992         1991         1990         1989
                                             (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AND UNIT
                                                          AMOUNTS, EXCEPT AS NOTED)
INCOME STATEMENT DATA:
Total revenues-----------------------  $   139,554  $   140,830  $   124,469  $   154,820(a) $   120,947
Operating income---------------------       50,533       47,141       37,239       72,940(a)      37,375
Net interest expense-----------------       10,505       18,645       24,309       30,700       36,352
Net income---------------------------       25,061       18,495       11,658       44,036(a)       2,638
Primary and fully diluted earnings
  per share--------------------------  $      0.76  $      0.66  $      0.42  $      1.69(a) $      0.11
OTHER FINANCIAL DATA:
EBITDA(b)----------------------------  $    96,381  $    99,339  $    81,637  $   116,760(a) $    87,384
Capital and exploration expenditures
  (excluding capitalized
  interest)--------------------------       74,600       41,300       53,100       39,500       25,800

                                                           YEAR ENDED DECEMBER 31,
                                          1993         1992         1991         1990         1989
                                                  (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE
                                                              AND UNIT AMOUNTS)
SELECTED RATIOS:
EBITDA/Net interest expense----------          9.2          5.3          3.4          3.8          2.4
Ratio of earnings to fixed
  charges(c)-------------------------          4.5          2.5          1.6          2.3          1.0
Long-term obligations/Total proved
  reserves (BOE)(d)------------------  $      1.95  $      2.52  $      4.22  $      4.70  $      5.49

                                         AS OF DECEMBER 31, 1993
                                         ACTUAL      AS ADJUSTED(E)
                                         (EXPRESSED IN THOUSANDS)
BALANCE SHEET DATA:
    Total assets---------------------  $   239,774     $  242,302
    Long-term obligations, including
      current portion----------------      134,539        137,539
    Shareholders' equity-------------       33,803         33,496

(a) In late 1990, the Company entered into a settlement agreement with the Internal Revenue Service for a refund of $8,607,000 in taxes for taxable years 1976 through 1985 which, together with accrued interest of $20,395,000, resulted in a refund receivable of $29,002,000 through December
    31, 1990. The refund and interest income, together with the reversal of previously accrued interest expense of $2,104,000, contributed $22,499,000 to total revenues and $23,456,000 or $0.90 per share to earnings in 1990.
    The refund along with additional accrued interest was received by the Company on May 31, 1991.

(b) EBITDA represents income from continuing operations before provision for income taxes, interest expense, interest income, interest capitalized, depreciation and amortization, and dry hole and impairment costs. EBITDA is presented as a measure of the Company's debt service ability, and not as an alternative to (i) operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or (ii) cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(c) Income before taxes and extraordinary item plus fixed charges (net of capitalized interest) divided by fixed charges. Fixed charges are defined as interest expense plus the portion of rental expense representing interest.

(d) Long-term obligations include long-term debt (excluding current maturities) and the non-current portion of the Eugene Island Block 330 production payment obligation until such obligation was satisfied in 1993. Total proved reserves are expressed on an energy equivalent basis. BOE means Bbls of oil on an energy equivalent basis. See 'Glossary of Oil and Gas Terms.'

(e) Adjusted to give effect to the Offering and the use of proceeds therefrom.

                                       7

              SUMMARY FINANCIAL AND OPERATING DATA -- (CONTINUED)

                                                           YEAR ENDED DECEMBER 31,
                                          1993         1992         1991         1990         1989
                                              (EXPRESSED IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
PRODUCTION (SALES) DATA:
Net daily average and weighted
  average price:
    Natural gas:
      Mcf per day--------------------       91,700      105,200      104,200      107,300      111,300
      Price per Mcf------------------  $      1.98  $      1.75  $      1.66  $      1.89  $      1.88
    Crude oil-condensate:
      Bbls per day-------------------        9,851        8,699        7,108        6,209        6,013
      Price per Bbl------------------  $     17.81  $     20.17  $     20.98  $     23.84  $     18.86
    Natural gas liquids:
      Bbls per day-------------------        1,678        1,181          663          697          948
      Price per Bbl------------------  $     11.90  $     13.50  $     14.21  $     13.75  $     10.16
RESERVE DATA:
Estimated proved reserves
    Crude oil, condensate and natural
      gas liquids (MBbls)------------       28,268       22,556       18,818       19,090       17,658
    Natural gas (MMcf)---------------      232,866      207,068      202,735      217,500      234,112
    Natural gas equivalent
      (MMcfe)(f)---------------------      402,474      342,404      315,643      332,040      340,060
    Estimated future net revenues
      before income taxes, discounted
      at 10%-------------------------  $   403,840  $   405,101  $   349,754  $   525,173  $   441,917

(f) MMcfe means MMcf on an energy equivalent basis.

                           INVESTMENT CONSIDERATIONS

    Prospective purchasers of the Notes offered hereby should carefully consider the following factors, as well as the information contained elsewhere in this Prospectus, before purchasing the Notes.

VOLATILITY OF OIL AND GAS MARKETS

    The Company's profitability and cash flow are highly dependent upon the prices of oil and natural gas, which historically have been seasonal, cyclical and volatile. In general, prices of oil and gas are dependent upon numerous factors beyond the control of the Company, including various weather, economic, political and regulatory conditions. In the past, when natural gas prices in the United States were lower than they are currently, the Company at times elected to curtail certain quantities of its production capacity. Should natural gas prices fall in the future, the Company may again elect to curtail certain quantities of its natural gas production capacity. Any significant decline in oil or gas prices could have a material adverse effect on the Company's operations and financial condition and could, under certain circumstances, result in a reduction in funds available under the Credit Agreement (as defined herein) and the Company's ability to meet its debt service obligations. Because it is impossible to predict future oil and gas price movements with any certainty, the Company from time to time enters into contracts on a portion of its production to hedge against the volatility in oil and gas prices. Such hedging transactions historically have not exceeded 50% of the Company's total oil and gas production on an energy equivalent basis for any given period. While intended to limit the negative effect of price declines, such transactions could effectively limit the Company's participation in price increases for the covered period, which price increases could be significant. See ' -- Subordination of Notes; Leverage and Debt Service' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

ESTIMATES OF RESERVES AND FUTURE NET REVENUES

    There are numerous uncertainties inherent in estimating the quantity of proved oil and gas reserves and in projecting the future rates of production and timing of development expenditures. Engineering of oil and gas reserves is a subjective process of estimating underground accumulations of oil and gas that cannot be measured precisely, and estimates of other engineers might differ materially from those prepared by Ryder Scott, the independent engineering firm retained by the Company. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimates may justify revisions of such estimates. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately recovered. In addition, estimates of the Company's future net revenues from proved reserves and the present value thereof are based on certain assumptions regarding future oil and gas prices, production levels and operating and development costs that may not prove to be correct. Any significant variance in these assumptions could materially affect the estimated quantity of reserves and future net revenues therefrom set forth in this Prospectus. See 'Business and Properties -- Reserves.'

OPERATING AND UNINSURED RISKS

    The Company's operations are subject to risks inherent in the exploration for and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution and other environmental risks. Offshore oil and gas operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions. These hazards could result in substantial losses to the Company due to injury or loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company carries insurance which it believes is in
                                       9
accordance with customary industry practices, but is not fully insured against all risks incident to its business.

    Drilling activities are subject to numerous risks, including the risk that no commercially productive hydrocarbon reserves will be encountered. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. The availability of a ready market for the Company's natural gas production depends on a number of factors, including the demand for and supply of natural gas, the proximity of natural gas reserves to pipelines, the capacity of such pipelines and government regulations.

SUBORDINATION OF NOTES; LEVERAGE AND DEBT SERVICE

    The Notes will be subordinated obligations of the Company and, as such, will be subordinated to all of the Company's existing and future Senior Indebtedness. After giving effect to the Offering and the application of proceeds therefrom, approximately $19,000,000 principal amount of Senior Indebtedness will be outstanding. The Company may incur additional Senior Indebtedness from time to time in the future under the Credit Agreement or otherwise, and the Indenture relating to the Notes will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. Upon any distribution of assets, liquidation, dissolution, reorganization or any similar proceeding by or relating to the Company, the holders of Senior Indebtedness of the Company would be entitled to receive payment in full before the holders of the Notes would be entitled to receive any payment. The terms and conditions of the subordination provisions pertinent to the Notes are described in more detail in 'Description of the Notes -- Subordination.'

    Further, the Notes will be effectively subordinated to claims of holders of any preferred stock and claims of creditors (other than the Company) of the Company's subsidiaries, including trade creditors, secured creditors, taxing authorities, creditors holding guarantees, and tort claimants. In the event of a liquidation, reorganization, or similar proceeding relating to a subsidiary, these persons generally would have priority as to the assets of such subsidiary over the claims and equity interest of the Company and, thereby indirectly, holders of the Company's indebtedness, including the Notes. As of December 31, 1993, there were no material outstanding liabilities of subsidiaries of the Company, but such liabilities may be incurred in the future.

    On a pro forma basis after giving effect to the Offering, as of December 31, 1993, the Company's long-term debt (including the current portion) would have been $137,539,000 and shareholders' equity would have been $33,496,000, and thus the Company may continue to be considered highly leveraged. See 'Capitalization.' The Company believes that its cash flow from operations, together with the proceeds from the Offering, the funds available under the Credit Agreement and its other sources of liquidity, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.' However, the Company's ability to meet its debt service obligations will be dependent upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Upon the occurrence of a Repurchase Event, the Company may be required, subject to certain conditions, to purchase some or all of the outstanding Notes at a price equal to 100% of the principal amount thereof, plus accrued interest. There can be no assurance that the Company would have sufficient financial resources at the time of such required purchase to enable it to purchase such Notes. See 'Description of the Notes -- Certain Rights to Require Repurchase of Notes.'

GOVERNMENT REGULATION AND ENVIRONMENTAL RISKS

    The Company's business is subject to certain laws and regulations relating to taxation, exploration for and development and production of oil and gas, and environmental and safety matters in
                                       10
both the United States and the foreign countries in which the Company or any of its subsidiaries operates or owns property. Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of waste of oil and gas, including maintenance of certain gas/oil ratios, rates of production and other matters. The effect of these statutes and regulations, as well as other regulations that could be promulgated by the jurisdictions in which the Company has production, could be to limit allowable production from the Company's properties and thereby to limit its revenues.

    The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to the government and third parties and may require the Company to incur costs to remedy the discharge. Oil or natural gas may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from storage tanks, pipelines or other gathering and transportation facilities and discharges resulting from damage to oil or natural gas wells related to accidents during normal operations, as well as blowouts, cratering and explosions. Discharged oil and gas may migrate through soil to water supplies or adjoining properties, giving rise to additional liabilities. A variety of laws and regulations govern the environmental aspects of oil and gas production, transportation and processing and may, in addition to other laws, impose liability in the event of discharges (whether or not accidental), for failure to notify the proper authorities of a discharge and for other failures to comply with those laws. For example, the Oil
Pollution Act of 1990 (the 'OPA') imposes a variety of regulations related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. On August 25, 1993, the Department of the Interior's Mineral Management Service (the 'MMS') published an advance notice of intention to adopt a rule under OPA requiring operators such as the Company to establish $150,000,000 in financial responsibility. The Company cannot predict the final form of the financial responsibility rule that will be adopted by the MMS, but such rule has the potential to result in the imposition of substantial additional annual costs on the Company or otherwise materially adversely affect the Company. Environmental laws may also affect the costs of the Company's acquisitions of oil and gas properties. The Company does not believe that its environmental risks are materially different from those of comparable companies in the oil and gas industry. Nevertheless, no assurance can be given that environmental laws will not, in the future, result in a curtailment of production or a material increase in the costs of production, development or exploration or otherwise adversely affect the Company's operations and financial condition. Pollution and similar environmental risks generally are not fully insurable.

RISKS OF FOREIGN OPERATIONS

    Ownership of property interests and production operations in Thailand and other areas outside the United States are subject to the various risks inherent in foreign operations. These risks include, among others, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, and renegotiation of contracts with governmental entities, as well as changes in laws and policies governing operations of foreign-based companies.

ABSENCE OF PUBLIC MARKET

    The Notes are a new issue for which there is currently no public market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation on NASDAQ. The Company has been advised by the Underwriters that, following the completion of the Offering, each of the Underwriters presently intends to make a market in the Notes, although the Underwriters are under no obligation to do so and may discontinue any market making at any time without notice. No assurance can be given regarding the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.
See "Underwriting."

                                  THE COMPANY

GENERAL

    The Company is an independent oil and gas exploration and production company, based in Houston, Texas, with an extensive Gulf of Mexico reserve and acreage position. The Company is also active in the Permian Basin of New Mexico, and has a 31.7% working interest in a 2.6 million acre concession license in the Gulf of Thailand. At December 31, 1993, the Company had interests in 597 gross oil and gas wells. At January 1, 1994, the Company's proved reserves, as estimated by Ryder Scott, totaled 28.3 MMBbls of oil, condensate and natural gas liquids and 232.9 Bcf of natural gas. See 'Business and Properties -- Reserves.'

BUSINESS STRATEGY

    The Company's business strategy is to maximize profitability and shareholder value by (i) steadily increasing hydrocarbon production levels, leading to increased revenues, cash flow, and earnings, (ii) expanding its hydrocarbon reserves base, (iii) maintaining appropriate levels of debt and interest expense, and controlling overhead and operating costs, and (iv) expanding exploration and production activities into new and promising geographic areas consistent with Company expertise.

    To implement its business strategy, the Company currently is focusing substantial attention and resources in the following geographic areas:

    THE GULF OF MEXICO. Approximately 68% of the Company's proved oil and gas reserves are located in the Gulf of Mexico. Most of these proved reserves are concentrated in five significant producing areas, including eight fields in the Eugene Island area located off the Louisiana coast. This concentration allows the Company to closely manage costs and to develop detailed geologic and other information relating to its properties. The Company believes that the Gulf of Mexico will continue to provide the Company with substantial opportunities to expand its hydrocarbon reserves and to increase its deliverability. The Company is utilizing its extensive inventory of 3-D seismic data (covering 24 of the Company's lease blocks and 81 other lease blocks in the Gulf of Mexico) and conventional 2-D seismic data (approximately one-half million miles of which are located in the Gulf of Mexico) to locate low risk exploration and development projects. In addition to conventional vertical and deviated drilling, the Company will also utilize horizontal drilling (the Company participated in seven horizontal wells in 1993 alone) to accelerate development of its offshore projects. To expand its reserves base and increase its deliverability, the Company will rely on its 24 years of experience in the Gulf of Mexico, where it holds an extensive acreage position. The Company currently holds interests in 76 offshore blocks, and will continue to evaluate and acquire additional acreage with significant exploration and development potential. The Company, which historically has not operated a substantial percentage of its offshore properties, has assumed the operation of certain of its properties where the Company believes that its technical expertise and ability to control overhead and operating costs will enhance its economic interests. In its role as operator, the Company recently used a 3-D seismic survey to pinpoint the location of potentially recoverable shallow natural gas reserves on a portion of its Eugene Island Block 295 field, and horizontal drilling technology, including five horizontal wells, to optimize the exploitation of the field's shallow natural gas reserves.

    NEW MEXICO. The Company continues to enjoy substantial success in its efforts to increase liquids production from its properties in southeastern New Mexico. The Company is currently one of the most active companies drilling for oil and gas in the southeastern New Mexico portion of the Permian Basin, where, from late 1989 through the end of 1993, the Company and its partners have drilled and completed as productive 151 consecutive wells, including 58 wells during 1993 alone. The Company has achieved rapid cost recovery with respect to its New Mexico wells drilled to date because of relatively low capital costs and high initial rates of production. Due to its historical drilling success, its current undeveloped acreage position and its significant budgetary commitment to additional drilling, the Company expects its New Mexico operations to continue to be a source of significant reserves and of liquids production. The Company's primary drilling objective in southeastern New Mexico is the Brushy Canyon (Delaware) formation, which produces oil at depths of approximately 6,000 to 9,000 feet. The Company's net revenue interest portion of daily liquid hydrocarbon production in New Mexico averaged approximately 3,700 Bbls during 1993, compared to approximately 2,050 Bbls per day during 1992, an increase of approximately 80%.

    THE GULF OF THAILAND. The Company has conducted international exploration activities since the late 1970's in numerous oil and gas provinces in various parts of the world. The Company pursues a strategy of evaluating potentially high return prospects in areas of the world with a stable political and financial climate, such as certain European and ASEAN countries. Consistent with this strategy, in August 1991, the Company and its joint venture partners were awarded a license to explore for oil and gas on a 2.6 million acre concession, Block B8/32, in the Gulf of Thailand. The concession is located in a basin on trend with several oil and gas fields operated by Unocal Thailand Ltd. Through November 1993, Unocal Thailand Ltd. has reported cumulative production from more than 700 wells in these fields totaling approximately 2 trillion cubic feet of natural gas and 71 MMBbls of oil and condensate. Following an initial evaluation of the Thailand concession area, the Company and its joint venture partners drilled five exploratory wells on three separately identified seismic structures. The first well drilled, the Tantawan No. 1, successfully tested a large, complexly faulted, anticlinal structure with production tests from five intervals resulting in calculated cumulative flow rates of 6,260 Bbls of oil and condensate and 25,750 Mcf of natural gas per day. During 1993, the Company and its joint venture partners shot, processed and evaluated approximately 9,000 kilometers of new 3-D seismic data over and around the Tantawan No. 1 well. In late 1993, the Company drilled the Tantawan No. 2 and the Tantawan No. 3 exploratory wells on the Tantawan structure. The Tantawan No. 2 well successfully delineated a previously untested fault block to the east of the Tantawan No. 1 well with production tests from six intervals resulting in calculated cumulative flow rates of 70,300 Mcf of natural gas and 1,720 Bbls of condensate per day. The Tantawan No. 3 well successfully delineated a third untested fault block on the Tantawan structure located approximately two miles north of the Tantawan No. 1 and No. 2 wells. Production tests from this third Tantawan well were reported in January 1994, with production tests from five intervals resulting in calculated cumulative flow rates of 40,660 Mcf of natural gas and 8,684 Bbls of oil and condensate per day. As a result of its successful exploration drilling program, the Company's Thailand concession now accounts for approximately 14% of the Company's total estimated net proved reserves of natural gas, approximately 19% of the Company's total estimated net proved reserves of oil, condensate and natural gas liquids and approximately 16% of the Company's total net proved oil and gas equivalent reserves. During 1994, additional delineation wells on the Tantawan structure are planned. Based upon the results of such drilling, the Company and its partners will agree upon the type of development plan needed to commence production in this area. In addition, in late 1993, the Company and its joint venture partners began shooting and processing additional 3-D seismic data on a different portion of Block B8/32. Following evaluation of this seismic data, additional exploratory wells are expected to be drilled by the Company and its joint venture partners on as yet untested seismic structures identified on Block B8/32.

    While maintaining an active exploration and development program, the Company also continues to focus on its strategy of maintaining appropriate levels of debt and interest expense. The Company has reduced its total debt and production payment obligations from $472,400,000 as of January 1, 1988, to $134,539,000 as of December 31, 1993, a decrease of approximately 72%.

    The reduction of total debt and production payment obligations has allowed the Company to devote increased amounts of its cash flow toward exploration and development of its premium property base. The Company's drilling successes have resulted in increased equivalent oil and gas production during 1992 and 1993, as compared to the prior five years, while simultaneously expanding its reserves base. In 1992 and 1993, the Company replaced 143% and 204%, respectively, of its total production of proved hydrocarbon reserves. The Company believes that the increased liquidity and increased average maturity of its outstanding indebtedness resulting from the Offering will provide the Company with additional financial flexibility to pursue its business strategy and maximize shareholder value. For 1994, the Company's Board of Directors has authorized capital and exploration expenditures of $75,000,000, approximately equal to the Company's capital and exploration expenditures of approximately $74,600,000 in 1993. See 'The Company,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business and Properties.'

    The Company's principal executive offices are located at 5 Greenway Plaza, Suite 2700, Houston, Texas 77046. Its mailing address is P.O. Box 2504, Houston, Texas 77252-2504. The telephone number is (713) 297-5000.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby
are estimated to be approximately $       (after deducting underwriting
discounts and expenses of the Offering), or approximately $       if the
Underwriters' over-allotment option is exercised in full. The Company intends to apply approximately $24,500,000 (including prepayment premiums) of the net proceeds of the Offering to retire its 10.25% Convertible Subordinated Notes due 1999 (the '10.25% Notes'). The Company intends to apply the balance of the net proceeds to repay outstanding Senior Indebtedness under the Credit Agreement which, as of December 31, 1993, stood at $67,000,000 and bore interest at a floating rate that was approximately 5 3/8%. The Company may borrow additional amounts under the Credit Agreement or otherwise from time to time to fund capital expenditures or for other corporate purposes. The Company believes that the increased liquidity and increased average maturity of its outstanding indebtedness resulting from the Offering will provide the Company with additional financial flexibility to pursue its business strategy and maximize shareholder value. Pending application of the proceeds of the Offering as described above, a portion of such proceeds may be invested in short-term instruments. See 'The Company,' 'Capitalization,' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its subsidiaries at December 31, 1993 (assuming net proceeds of approximately $72,300,000). The table has also been adjusted to reflect the issuance of the Notes offered hereby and the application of the net proceeds therefrom as described under 'Use of Proceeds.' This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.
                                            DECEMBER 31, 1993
                                        HISTORICAL    AS ADJUSTED
                                             (IN THOUSANDS)
Long-term debt (including current
  portion):
  Credit Agreement indebtedness------   $   67,000    $    19,000
     % Convertible Subordinated Notes
    due 2004-------------------------       --             75,000
  10.25% Convertible Subordinated
    Notes due 1999-------------------       24,000        --
  8% Convertible Subordinated
    Debentures due 2005--------------       43,539         43,539
    Total long-term debt-------------      134,539        137,539
Shareholders' equity:
  Preferred stock, $1 par value;
    2,000,000 shares authorized; no
      shares issued and
      outstanding--------------------       --            --
  Common stock, $1 par value;
    43,333,333 shares authorized;
    32,449,197 shares issued---------       32,449         32,449
  Additional capital-----------------      125,919        125,919
  Retained earnings (deficit)--------     (124,241)      (124,548)(a)
  Treasury stock, at cost------------         (324)          (324)
    Total shareholders' equity-------       33,803         33,496
Total capitalization-----------------   $  168,342    $   171,035

(a) Adjusted to reflect the after-tax effect of the early redemption of $16,000,000 of 10.25% Notes at 102.95% of their principal amount.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The following table shows the range of low and high sales prices of the Company's Common Stock on the New York Stock Exchange composite tape where the Company's Common Stock trades under the symbol PPP. The Company's Common Stock is also listed on the Pacific Stock Exchange.

                                          LOW       HIGH
1992
    1st Quarter----------------------  $   5 1/8  $   6 1/2
    2nd Quarter----------------------      5 1/8      6 3/8
    3rd Quarter----------------------      5 1/2     10 3/8
    4th Quarter----------------------      9 3/4     13 7/8
1993
    1st Quarter----------------------  $   9 3/4  $  17 1/4
    2nd Quarter----------------------     16 1/8         21
    3rd Quarter----------------------     13 5/8     19 1/8
    4th Quarter----------------------     14 3/8     19 3/4
1994
    1st Quarter (through February 25,
      1994)--------------------------  $  16 1/2  $  21 5/8

    The closing sale price of the Company's Common Stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this Prospectus.

DIVIDEND POLICY

    The Board of Directors of the Company has not declared cash dividends on the Company's Common Stock since the fourth quarter of 1986, and has no current plans to pay dividends. See 'Description of Capital Stock.'

    Pursuant to various agreements under which the Company has borrowed funds, the Company may not, subject to certain exceptions, pay any dividends on its capital stock or make any other distributions on shares of its capital stock (other than dividends or distributions payable solely in shares of such capital stock) or acquire for value any shares of its capital stock if (after giving effect to the proposed payment, distribution, or acquisition) the aggregate amount of all such payments, distributions or acquisitions on and after a specified date would exceed an amount determined based on the consolidated income or cash flow of the Company and its consolidated subsidiaries from and after such date. As of December 31, 1993, $33,803,000 was available for dividends under the most restrictive of such limitations.

                     SELECTED FINANCIAL AND OPERATING DATA

    The selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1993, are derived from the consolidated financial statements of the Company and its subsidiaries, which have been audited by independent public accountants. The information presented under the caption 'Production (Sales) Data' and 'Other Financial Data and Selected Ratios' is unaudited. This data should be read in conjunction with the consolidated financial statements and related notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                          1993         1992         1991         1990         1989
                                             (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
  Crude oil and condensate-----------  $    64,042  $    64,224  $    54,420  $    54,018  $    41,396
  Natural gas------------------------       66,173       67,366       63,225       74,111       76,287
  Natural gas liquids----------------        7,288        5,833        3,442        3,496        3,516
  Other, net-------------------------         (950)       1,705        3,338          794          (79)
    Oil and gas revenues-------------      136,553      139,128      124,425      132,419      121,120
  Interest on tax refunds------------        2,322(a)     --         --            22,499(a)     --
  Gains (losses) on sales------------          679        1,702           44          (98)        (173)
        Total------------------------      139,554      140,830      124,469      154,820      120,947
Operating costs and expenses:
  Lease operating--------------------       26,633       25,842       28,192       24,558       22,377
  General and administrative---------       14,550       13,129       14,555       13,458       11,829
  Exploration------------------------        2,455        3,102        2,408        2,029        2,078
  Dry hole and impairment------------        4,690        9,314        4,554        5,501        8,443
  Depreciation, depletion and
    amortization---------------------       40,693       42,302       37,521       36,334       38,845
        Total------------------------       89,021       93,689       87,230       81,880       83,572
Operating income---------------------       50,533       47,141       37,239       72,940       37,375
Interest:
    Charges--------------------------      (10,956)     (19,036)     (24,946)     (31,441)     (37,458)
    Income---------------------------           14          191        1,686        1,244        1,615
    Capitalized----------------------          451          391          637          741        1,106
Income before income taxes and
  extraordinary item-----------------       40,042       28,687       14,616       43,484        2,638
Income tax (expense) benefit---------      (14,981)     (10,192)      (4,294)         552      --
Income before extraordinary item-----       25,061       18,495       10,322       44,036        2,638
Extraordinary gain on purchase of
  debt-------------------------------      --           --             1,336      --           --
Net income---------------------------  $    25,061  $    18,495  $    11,658  $    44,036  $     2,638
Primary and fully diluted earnings
  per share:
    Before extraordinary item--------  $      0.76  $      0.66  $      0.37  $      1.69  $      0.11
    Extraordinary item---------------      --           --              0.05      --           --
    Net income-----------------------  $      0.76  $      0.66  $      0.42  $      1.69  $      0.11

                                             (TABLE CONTINUED ON FOLLOWING PAGE)
                                       17

              SELECTED FINANCIAL AND OPERATING DATA -- (CONTINUED)

                                                           YEAR ENDED DECEMBER 31,
                                          1993         1992         1991         1990         1989
                                         (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AND UNIT AMOUNTS)
BALANCE SHEET DATA (AT PERIOD END):
Total assets-------------------------  $   239,774  $   206,347  $   213,772  $   244,226  $   227,508
Long-term debt, excluding current
  portion----------------------------      130,539      129,260      184,260      217,000      264,000
Production payment obligation,
  excluding current portion----------      --            14,337       37,805       43,019       47,036
Shareholders' equity (deficit)-------       33,803        5,648      (56,636)     (68,429)    (132,557)
PRODUCTION (SALES) DATA:
Net daily average and weighted
  average price:
  Natural gas:
    Mcf per day----------------------       91,700      105,200      104,200      107,300      111,300
    Price per Mcf--------------------  $      1.98  $      1.75  $      1.66  $      1.89  $      1.88
  Crude oil and condensate:
    Bbls per day---------------------        9,851        8,699        7,108        6,209        6,013
    Price per Bbl--------------------  $     17.81  $     20.17  $     20.98  $     23.84  $     18.86
  Natural gas liquids:
    Bbls per day---------------------        1,678        1,181          663          697          948
    Price per Bbl--------------------  $     11.90  $     13.50  $     14.21  $     13.75  $     10.16
OTHER FINANCIAL DATA AND SELECTED
  RATIOS:
Capital and exploration expenditures
  (excludes capitalized interest)----  $    74,600  $    41,300  $    53,100  $    39,500  $    25,800
EBITDA(b)----------------------------  $    96,381  $    99,339  $    81,637  $   116,760  $    87,384
EBITDA/Net interest expense----------          9.2          5.3          3.4          3.8          2.4
Ratio of earnings to fixed
  charges(c)-------------------------          4.5          2.5          1.6          2.3          1.0
Long-term obligations/Total proved
  reserves (BOE)(d)------------------  $      1.95  $      2.52  $      4.22  $      4.70  $      5.49

(a) In late 1990, the Company entered into a settlement agreement with the Internal Revenue Service (the 'IRS') for a refund of $8,607,000 in taxes for taxable years 1976 through 1985 which, together with accrued interest of $20,395,000, resulted in a refund receivable of $29,002,000 through December
    31, 1990. The refund and interest income together with the reversal of previously accrued interest expense of $2,104,000 contributed $23,456,000 or $0.90 per share to earnings in 1990. The refund and the additional accrued interest was received by the Company on May 31, 1991. In late 1993, the Company recognized $2,322,000 of interest income related to a settlement with the IRS for the refund of $998,000 in taxes for taxable years 1976 through 1984. The interest income contributed $1,509,000 or $0.05 per share to earnings in 1993.

(b) EBITDA represents income from continuing operations before provision for income taxes, interest expense, interest income, interest capitalized, depreciation and amortization, and dry hole and impairment costs. EBITDA is presented as a measure of the Company's debt service ability, and not as an alternative to (i) operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or (ii) cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(c) Income before taxes and extraordinary item plus fixed charges (net of capitalized interest) divided by fixed charges. Fixed charges are defined as interest expense plus the portion of rental expense representing interest.

(d) Long-term obligations include long-term debt (excluding current maturities) and the non-current portion of the Eugene Island Block 330 Production
    Payment obligation until such obligation was satisfied in 1993. Total proved reserves are expressed on an energy equivalent basis.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The Company reported net income for 1993 of $25,061,000 or $0.76 per share compared to net income for 1992 of $18,495,000 or $0.66 per share and net income for 1991 of $11,658,000 or $0.42 per share. Included in net income for 1991 are extraordinary gains of $1,336,000 or $0.05 per share in connection with purchases at less than face value of the Company's 8% Convertible Subordinated Debentures due 2005 (the '8% Debentures'). Earnings per common share are based on the weighted average number of shares of common and common equivalent shares outstanding for 1993 of 32,860,000 compared to 27,929,000 for 1992 and 27,611,000 for 1991. The increases in the weighted average number of common and common equivalent shares outstanding for 1993 primarily related to the issuance of 4,500,000 shares of Common Stock in December 1992 as set forth in the Consolidated Statements of Shareholders' Equity included in the 'Financial Statements' attached to, and forming a part of, this Prospectus.

    The Company's total revenues for 1993 were $139,554,000, or approximately equal to total revenues of $140,830,000 for 1992, and an increase of approximately 12% from total revenues of $124,469,000 for 1991. The Company's oil and gas revenues for 1993 were $136,553,000, a slight decrease of approximately 2% from oil and gas revenues of $139,128,000 for 1992, and an increase of approximately 10% from oil and gas revenues of $124,425,000 for 1991. The following table reflects an analysis of variances in the Company's oil and gas revenues between 1993 and the previous two years:

                                          1993 COMPARED TO
                                          1992        1991
                                           (IN THOUSANDS)
Increase (decrease) in oil and gas
  revenues resulting from
  variances in:
    Natural gas
        Price------------------------  $    8,738  $   11,984
        Production-------------------      (9,931)     (9,036)
                                           (1,193)      2,948
    Crude oil and condensate
        Price------------------------      (7,514)     (8,209)
        Production-------------------       7,332      17,831
                                             (182)      9,622
    Natural gas liquids
        Price------------------------        (689)       (560)
        Production-------------------       2,144       4,406
                                            1,455       3,846
    Other, net-----------------------      (2,655)     (4,288)
Increase (decrease) in oil and gas
  revenues---------------------------  $   (2,575) $   12,128

    Average natural gas prices received by the Company for the two years prior to 1991 were relatively stable. Though seasonal variations were experienced, the average annual prices received per Mcf were $1.88 for 1989 and $1.89 for 1990. The industry's perceived ability to deliver more natural gas on a daily basis than demanded by customers resulted in a decrease in the average annual price for 1991 to $1.66 per Mcf. Prices of natural gas reached a low in February 1992, when the Company's prices averaged only $1.13 per Mcf, during a time of typically high winter prices, due, in part, to decreased demand resulting from a milder than anticipated winter. The natural gas prices received by the Company then began recovering again, averaging $1.75 per Mcf for 1992 and $1.98 per Mcf for 1993. Prices recovered after February 1992 due to late winter cold snaps which drew down natural gas storage supplies and created demand in the spring and summer to replenish storage facilities. In late August 1992, production in the Gulf of Mexico was shut-in for approximately four days as a result of Hurricane Andrew. This shut-in and decreased production from hurricane damage put upward pressure on natural gas prices for the balance of the year. Natural gas prices continued to strengthen in 1993, partially as a result of severe late winter weather that drew down natural gas storage supplies which, coupled with relatively high crude oil prices that inhibited fuel switching from natural gas to residual heating oil at that time, created a substantial demand in the spring and the summer to replenish depleted storage facilities and to supply natural gas for the industrial and electric generation markets.

    Natural gas production in 1993 averaged 91.7 MMcf per day, a decrease of approximately 13% from average production of 105.2 MMcf per day in 1992, and a decrease of approximately 12% from average production of 104.2 MMcf per day in 1991. The Company's decrease in natural gas production during 1993 compared to prior periods was primarily related to decreased natural gas deliverability from certain of the Company's Gulf of Mexico wells; production downtime due to drilling, workover and maintenance operations designed to increase the Company's deliverability; weather related problems and the exchange of properties discussed in 'Business and Properties -- Domestic Offshore Acquisitions; Lease Acquisitions' which temporarily reduced the Company's delivery capacity. The Company anticipates that, as a result of its workover and drilling program, when natural gas production commences from its new platform currently under construction on Eugene Island Block 295 (which construction is scheduled, weather permitting, to be completed during March 1994) the Company's natural gas production will increase substantially from its average 1993 production rates.

    Crude oil and condensate prices averaged $17.81 per Bbl in 1993 compared to $20.17 per Bbl in 1992 and $20.98 per Bbl in 1991. Crude oil and condensate prices were relatively stable during 1991, 1992 and the first six months of 1993. However, commencing in July 1993, the average price per Bbl that the Company received for its production began to decline until, by December 1993, the average price per Bbl for crude oil and condensate that the Company received for its production averaged only $13.39 per Bbl. The decrease in the average price that the Company receives for its crude oil and condensate production has resulted primarily from a worldwide excess of crude oil supplies resulting from increased production from both Organization of Petroleum Exporting Countries ('OPEC') and certain non-OPEC countries coupled with flat or only marginally increased demand from consumer countries. The Company has entered into a crude oil swap agreement with another party in which it swapped the floating market price it would receive from purchasers of its crude oil for a fixed price of $16.00 per Bbl on 1,000 Bbls per day of its production. The agreement expires July 31, 1994, but may be extended through January 31, 1995, at the other party's option.

    Crude oil and condensate production for 1993 averaged 9,851 Bbls per day, an increase of approximately 13% from 8,699 Bbls per day for 1992, and an increase of approximately 39% from 7,108 Bbls per day for 1991. The increase in crude oil and condensate production was a result of ongoing development programs both offshore (primarily in the Eugene Island area) and onshore in several fields located in Lea and Eddy counties of southeastern New Mexico.

    Liquid products are often extracted from natural gas streams and sold separately as natural gas liquids ('NGL'). The Company's NGL production averaged 1,678 Bbls per day for 1993, an increase of approximately 42% from an average of 1,181 Bbls per day for 1992 and an increase of approximately 153% from an average of 663 Bbls per day for 1991. The Company's NGL production during 1993, compared to prior periods, increased primarily as a result of extracting liquids from several new high Btu content wells, increased ownership interest in plants, and capital improvements which increased plant efficiency.

    The Company's total liquids production during 1993, including crude oil, condensate and NGL, averaged 11,529 Bbls per day, an increase of approximately 17% from an average total liquids production of 9,880 Bbls per day for 1992, and an increase of approximately 48% from an average total liquids production of 7,771 Bbls per day for 1991.

    'Other, net' revenues for 1993, 1992, and 1991 included, among others, the following significant items:

                                         1993       1992       1991
                                               (IN THOUSANDS)
Offset of FERC Order 93A adjustments
  against FERC Order 94A
  obligations------------------------  $  --      $   1,642  $  --
Natural gas sales contract
  settlement-------------------------     --         --          2,750
Gains on retirement of debt----------     --         --            646
Settlement of federal and state
  royalty disputes-------------------       (803)       (65)    --
Other, net---------------------------       (147)       128        (58)
                                       $    (950) $   1,705  $   3,338

    For 1993 and 1992, the Company made adjustments to its revenues to reflect the settlement of certain litigation with the State of Louisiana regarding past royalty disputes pertaining to the Company's offshore state leases. For 1992 additional adjustments were also made to reflect an agreement with the MMS to allow the Company to offset Federal Energy Regulatory Commission ('FERC') Order 93A payments previously made by the Company on behalf of the MMS against FERC Order 94A obligations due from the Company and the resulting overaccrual of related interest expenses. For 1991, the Company recorded adjustments to reflect the settlement of a dispute regarding a natural gas sales contract and the purchase, at a discount, of certain of 8% Debentures on the open market.

    Lease operating expenses for 1993 were $26,633,000, an increase of approximately 3% from lease operating expenses of $25,842,000 for 1992, but a decrease of approximately 6% from lease operating expenses of $28,192,000 for 1991. The increase in lease operating expenses for 1993, compared to 1992, was primarily related to increased operating costs on existing properties, as well as increased operating costs related to additional properties brought on production in the second half of 1992. The increased operating costs were partially offset by lower maintenance costs. The decrease in lease operating expenses for 1993, compared to 1991, was primarily related to a decrease in special maintenance projects and to a decrease in lifting costs.

    General and administrative expenses for 1993 were $14,550,000, an increase of approximately 11% from general and administrative expenses of $13,129,000 for 1992, but were essentially equal to general and administrative expenses of $14,555,000 for 1991. The increase in general and administrative expenses for 1993, compared to 1992, was primarily related to increased business insurance premiums resulting from the Company's increased drilling activity and insurance premium rate increases resulting from the insurance industry's recent loss experience in general, rather than losses specifically relating to the Company's operations, as well as normal salary adjustments and a 4% increase in the Company's work force resulting from increased activity.

    Exploration expenses consist primarily of delay rentals and geological and geophysical ('G&G') costs which are expensed as incurred. Exploration expenses for 1993 were $2,455,000, a decrease of approximately 21% from exploration expenses of $3,102,000 for 1992, and a slight increase of approximately 2% from exploration expenses of $2,408,000 for 1991. The decline in exploration expenses for 1993, compared to 1992, was primarily related to the costs of conducting a G&G survey, primarily in 1992, on the Company's oil and gas concession in the Kingdom of Thailand.

    Dry hole and impairment expenses relate to costs of unsuccessful wells drilled along with impairments to the associated unproved property costs and impairments to previously proved property costs as a result of decreases in expected reserves. The Company's dry hole and impairment expenses for 1993 were $4,690,000, a decrease of approximately 50% from dry hole and impairment expenses of $9,314,000 for 1992, but a slight increase of approximately 3% from dry hole and impairment expenses of $4,554,000 for 1991.

    The Company accounts for its oil and gas activities using the successful efforts method of accounting. Under the successful efforts method, lease acquisition costs and all development costs are capitalized. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, with any such impairment charged to expense in the period. Exploratory drilling costs are capitalized until the results are determined. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploratory costs are expensed as incurred.

    The provision for depreciation, depletion and amortization ('DD&A') is determined on a field-by-field basis using the units of production method. The Company's DD&A expense for 1993 was $40,693,000, a decrease of approximately 4% from DD&A expenses of $42,302,000 for 1992, but an increase of approximately 8% from DD&A expenses of $37,521,000 for 1991. The decreases in the Company's DD&A expenses for 1993, compared to 1992, were primarily due to a decrease in natural gas production. The increases in the Company's DD&A expenses for 1993, compared to 1991, were primarily related to increased volumes produced (largely related to the increased crude oil and condensate production discussed earlier) and, to a lesser extent, an increase in the composite DD&A rate. See 'Financial Statements -- Note 1 of Notes to Consolidated Financial Statements.'

    Interest charges for 1993 were $10,956,000, a decrease of approximately 42% from interest charges of $19,036,000 for 1992 and a decrease of approximately 56% from interest charges of $24,946,000 for 1991. The decrease in interest expense for 1993, compared to 1992 and 1991, related primarily to the retirement or refinancing of high cost debt at more favorable interest rates and the reduction in total debt to $134,539,000 on December 31, 1993, from $158,114,000 (including the production payment obligation) on December 31, 1992, a decrease of approximately 15%. In addition, interest expense has also been reduced, to a limited extent, by decreases in applicable floating interest rates. As of December 31, 1993, the Company had entered into swap agreements on $15,000,000 of its bank debt, $5,000,000 of which terminated in January 1994 and $10,000,000 of which terminates in July 1994. The swap agreements on the bank debt effectively change the interest the Company pays on its bank debt from variable rates to fixed rates which average 5.78% on the $15,000,000.

LIQUIDITY AND CAPITAL RESOURCES

    The Consolidated Statement of Cash Flows for the year ended December 31, 1993 reflects net cash provided by operating activities of $83,144,000, proceeds from sales of tubular stock and non-strategic properties of $2,713,000 and cash received from stock options exercised of $2,026,000. The Company invested $62,353,000 of such cash flow in capital projects during 1993. The Company continued to reduce its total debt and production payment obligation from $158,114,000 at December 31, 1992 to $134,539,000 at December 31, 1993, a
decrease of $23,575,000 or approximately 15% of the Company's combined debt and Eugene Island 330 production payment obligation since the end of 1992, and a decline of approximately 42% in its combined debt and Eugene Island 330 production payment obligation since the end of 1991. During 1993, the Company retired its Eugene Island 330 production payment obligation. The Company's cash and cash investments were $6,713,000 at December 31, 1993.

    The Company's capital and exploration budget for 1994 has been established by the Company's Board of Directors at $75,000,000, or approximately equal to the Company's capital and exploration expenditures of approximately $74,600,000 for 1993, an increase of 82% over capital and exploration expenditures of approximately $41,300,000 for 1992 and an increase of 41% over capital and exploration expenditures of approximately $53,100,000 for 1991.

    In addition to anticipated capital and exploration expenses as of December 31, 1993, other material 1994 cash requirements that the Company anticipates include ongoing operating, general and administrative, income tax, and interest expenses. Cash requirements for future payments of federal income taxes are expected to be greater than those experienced in the immediate past. The increased tax payments result from expected increases in taxable income, increased tax rates and the utilization in 1993 and prior years of available tax credits and net operating tax loss carry-forwards. The Company currently anticipates that cash provided by operating activities and funds available under its Credit Agreement will be sufficient to fund the Company's ongoing expenses and the Company's 1994 capital and exploration budget. See 'Use of Proceeds.'

    As of December 31, 1993, the Company amended its bank credit agreement (the 'Credit Agreement'). The Credit Agreement currently provides for a $100,000,000 revolving/term credit facility which will be fully revolving until June 29, 1996, after which the balance will be due in eight quarterly term loan installments, commencing July 31, 1996. The amount that may be borrowed under the Credit Agreement may not exceed a borrowing base, determined semiannually by the lenders in accordance with the Credit Agreement, based on the discounted present value of certain of the Company's oil and gas reserves. The borrowing base currently exceeds $100,000,000. The Credit Agreement is governed by various financial and other covenants, including requirements to maintain positive working capital and a specified fixed charge ratio and limitations on debt, dividends, mergers and consolidations and asset dispositions. See 'Price Range of Common Stock and Dividends.' Upon the occurrence or declaration of certain events, the banks would be entitled to a security interest in the borrowing base properties, which include substantially all of the Company's domestic properties. Borrowings under the Credit Agreement bear interest at Base (Prime) rate plus 1/4%, a certificate of deposit rate plus 1 7/8%, or LIBOR plus
1 3/4%, at the Company's option. A commitment fee of 1/2 of 1% per annum of the unborrowed amount under the Credit Agreement is also due. As of December 31, 1993, indebtedness in the principal amount of $67,000,000 was outstanding under the Credit Agreement.

    The outstanding principal amount of the 10.25% Notes was $24,000,000 as of December 31, 1993. The 10.25% Notes are convertible into Common Stock at $23.95 per share, subject to adjustment in certain circumstances, including stock splits, and require annual sinking fund payments of $4,000,000 each April, with a final maturity of April 1, 1999. A portion of the proceeds of the Offering will be used to repay the 10.25% Notes in full. See 'Use of Proceeds.' The outstanding principal amount of the 8% Debentures was $43,539,000 as of December 31, 1993. The 8% Debentures are convertible into Common Stock at $39.50 per share, subject to adjustment in certain circumstances, including stock splits, and are also subject to mandatory annual sinking fund requirements of $3,000,000 due each December, with a final maturity of December 31, 2005. The Company currently has $4,460,000 face amount of 8% Debentures which it may tender in satisfaction of future sinking fund requirements. See 'Financial
Statements -- Note 3 to Notes to Consolidated Financial Statements.'

OTHER MATTERS

    Publicly held companies are asked to comment on the effects of inflation on their business. Currently annual inflation in terms of the decrease in the general purchasing power of the dollar is running much below the general annual inflation rates of several years ago. While the Company, like other companies, continues to be affected by fluctuations in the purchasing power of the dollar, such effect is not currently considered significant.

                            BUSINESS AND PROPERTIES

GENERAL

    The Company was incorporated in 1970 and is engaged in oil and gas exploration, development and production activities on its properties located offshore in the Gulf of Mexico and onshore in the United States. The Company is also engaged in exploration of its license concession in the Gulf of Thailand, and is evaluating a development program in connection with its recently announced oil and gas discoveries on that concession. The Company has interests in 76 lease blocks offshore Louisiana and Texas, approximately 93,000 gross acres onshore in the United States, approximately 2,635,000 gross acres offshore in the Kingdom of Thailand, and approximately 1,965,000 gross acres in Australia. The Company, which historically has not operated a substantial percentage of its offshore properties, has assumed operatorship of certain of its properties where the Company believes that its technical expertise and ability to control overhead and operating costs will enhance its economic interests.

DOMESTIC OFFSHORE OPERATIONS

    Historically, the Company's interests have been concentrated in the Gulf of Mexico, where approximately 81% of the Company's domestic proved reserves and 68% of its total proved reserves are now located. During 1993, approximately 75% of the Company's natural gas equivalent production was from its domestic offshore properties, contributing approximately 75% of consolidated oil and gas revenues. Four offshore producing areas, Eugene Island, South Marsh Island, Main Pass and East Cameron, account for approximately 52% of the Company's net proved natural gas reserves and approximately 56% of the Company's proved crude oil, condensate and natural gas liquids reserves. Eugene Island is the Company's largest producing area with 1993 average net revenue interest production (net to the Company's interest and net of royalty burdens) of 24 MMcf per day of natural gas and 4,600 Bbls per day of oil, condensate and natural gas liquids.

  LEASE ACQUISITIONS

    The Company has participated with other companies in bidding on and acquiring interests in federal leases offshore in the Gulf of Mexico since December 1970. As a result of such sales and subsequent activities, the Company owns interests in 70 federal leases offshore Louisiana and Texas. Federal leases generally have primary terms of five years, subject to extension by development and production operations. The Company also owns interests in six leases in state waters offshore Louisiana.

    As part of its strategy, the Company intends to continue an active lease evaluation program in the Gulf of Mexico in order to identify exploration and exploitation opportunities. The Department of the Interior has announced its intention to hold two lease sales during 1994 covering federal acreage in the Central and Western portions of the Gulf of Mexico; and it is anticipated that various states will also hold sales covering state acreage from time to time. As in the case of prior sales, the extent to which the Company participates in future bidding will depend on the availability of funds and its estimates of hydrocarbon deposits, operating expenses and future revenues which reasonably may be expected from available lease blocks. Such estimates typically take into account, among other things, estimates of future hydrocarbon prices, federal regulations, and taxation policies applicable to the petroleum industry.

    It is also the Company's objective to acquire certain producing properties where additional low_risk drilling or improved production methods by the Company can provide attractive rates of return. During 1993, the Company acquired a 50% working interest in South Pass Block 50 and acquired an additional approximately 17% working interest in Ship Shoal Block 240. In late 1993, the Company effected an exchange of working interests in certain federal offshore lease blocks with another working interest owner in such blocks. As a result of this exchange, the Company increased its working interest in the following five blocks: Eugene Island 256 (from 41.5% to 69.2%), Eugene Island 295 (from 60% to 100% on 3,125 acres above 3,000 feet, from 12% to 20% on 1,875 acres above 3,000 feet and from 12% to 20% on all of the block below 3,000 feet), Eugene Island 261 (from 43.3% to 66.6%) and West Cameron blocks 252 and 253 (from 24% to 80%). In exchange, the Company assigned various working interests in 13 blocks to the other working interest owner. The Company effected the exchange primarily because it believes that this exchange will result in significant increased exploitation and exploration potential in the Eugene Island and West Cameron areas. This exchange of working interests is also consistent with the Company's strategy of increasing its working interest in its core areas. In connection with this exchange, the Company became the operator for the joint venture partners on certain of these blocks.

  EXPLORATION AND DEVELOPMENT

    The scope of exploration and development programs relating to the Company's offshore interests is affected by prices for oil and gas, and by federal, state and local legislation, regulations and ordinances applicable to the petroleum industry. The Company's domestic offshore capital and exploration expenditures for 1993 were approximately $39,000,000, or 122% higher than the Company's domestic offshore capital and exploration expenditures of approximately $17,600,000 for 1992 and 23% higher than the Company's domestic offshore capital and exploration expenditures of approximately $31,700,000 for 1991. Development and production related projects represented 86% of the Company's 1993 domestic offshore capital and exploration expenditures. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

    Leases acquired by the Company and other participants in its bidding groups are customarily committed, on a block-by-block basis, to separate operating agreements under which the appointed operator supervises exploration and development operations for the account and at the expense of the group. These agreements usually contain terms and conditions which have become relatively standardized in the industry. Major decisions regarding development and operations typically require the consent of at least a majority (in working interest) of the participants. Because the Company generally has a meaningful working interest position, the Company believes it can influence decisions regarding development and operations even though it may not be the operator of a particular lease. The Company, which historically has not operated a substantial portion of its offshore properties, has assumed the operation of certain of its properties where the Company believes that its technical expertise and ability to control overhead and operating costs will enhance its economic interest.

    Platforms are installed on a block when, in the judgment of the lease interest owners, the necessary capital expenditures are justified. A decision to install a platform generally is made after the drilling of one or more exploratory wells with contracted drilling equipment. Platforms are used to accommodate both development drilling and additional exploratory drilling. In recent years, the gross cost of production platforms to the joint ventures in which the Company has varying net interests has been less than $11,000,000 per platform. Platform costs vary and more expensive platforms could be required in the future depending on, among other factors, the number of slots, water depth, currents, and sea floor conditions. During 1993, the Company commenced installation of an additional platform on Eugene Island Block 295 and announced its intention to set a platform on Main Pass Block 123. See '-- Principal Properties.'

    In 1989, the Company entered into a limited partnership agreement as general partner of Pogo Gulf Coast, Ltd., a Texas limited partnership ('Pogo Gulf Coast'), in which the Company agreed to be responsible for investing as much as $60,000,000 on behalf of Pogo Gulf Coast for acquisition and exploration in state and federal waters in the Gulf of Mexico. As of December 31, 1993, Pogo Gulf Coast had interests in 24 federal offshore leases, and had invested a total of $41,750,000 of the aforementioned $60,000,000. The Company owns 40% of any interest in properties acquired by the limited partnership. Unless otherwise noted, the statistical data reported in this Prospectus reflect only the Company's share of Pogo Gulf Coast's holdings.

DOMESTIC ONSHORE OPERATIONS

    The Company has onshore division staffs in Houston and Midland, Texas. Its onshore activities are concentrated in known oil and gas provinces, principally the Permian Basin of southeastern New Mexico and West Texas and the onshore Gulf Coast area. As of December 31, 1993, the Company and its partners had drilled and completed as productive 151 consecutive wells in Lea and Eddy Counties in southeastern New Mexico, including 58 wells in 1993 alone. The Company's primary drilling objective in southeastern New Mexico is the Brushy Canyon (Delaware) formation which produces oil at depths of 6,000 to 9,000 feet. The Company's net revenue interest portion of daily liquid hydrocarbon production in New Mexico averaged approximately 3,700 Bbls during 1993, which represented approximately 32% of the Company's total average daily production of oil, condensate and liquid plant products during 1993.

    The Company generally conducts its onshore activities through joint ventures and other interest-sharing arrangements with major and independent oil companies. The Company operates many of its onshore properties using independent contractors.

    The Company's domestic onshore capital and exploration expenditures were approximately $29,400,000 for 1993, or 44% higher than the Company's domestic onshore capital and exploration expenditures of approximately $20,400,000 for 1992 and 56% higher than the Company's domestic onshore capital and exploration expenditures of approximately $18,800,000 for 1991. Development and production related projects represented 82% of the Company's 1993 domestic onshore capital and exploration expenditures. As of December 31, 1993, the Company held leases on 56,155 net acres onshore in the United States. Onshore reserves as of December 31, 1993, accounted for approximately 19% of the Company's domestic proved reserves and approximately 16% of its total proved reserves. During 1993, approximately 25% of the Company's natural gas equivalent production was from its domestic onshore properties, contributing approximately 25% of consolidated oil and gas revenues.

INTERNATIONAL OPERATIONS

    The Company has conducted international exploration activities since the late 1970's in numerous oil and gas areas in various parts of the world. The Company pursues a strategy of evaluating potentially high return prospects in areas of the world with a stable political and financial climate such as certain European and ASEAN countries. In 1988, the Company sold its United Kingdom reserves which were located in the North Sea. Since that time, the Company has analyzed several opportunities and has obtained a concession in the Kingdom of Thailand and a concession in Australia. The Company's international capital and exploration expenditures were approximately $6,000,000 for 1993, or 131% higher than the Company's international capital and exploration expenditures of approximately $2,600,000 for 1992. Substantially all of the Company's international capital and exploration expenditures for 1993 were related to the Company's license in the Kingdom of Thailand. However, the Company continues to evaluate other international opportunities that are consistent with the Company's international exploration strategy.

    In 1990, the Company invited Rutherford/Moran Oil Company ('Rutherford/Moran'), Maersk Olie og Gas A/S ('Maersk') and Sophonpanich Co., Ltd. ('Sophonpanich') to join it in bidding for a concession license on Block B8/32, a 2.6 million acre tract in the Gulf of Thailand. In August 1991, the Company, Rutherford/Moran, Maersk and Sophonpanich were awarded a license from the Kingdom of Thailand to explore for and produce oil and gas on the tract. The Company's working interest in the concession is 31.67%. Maersk is the operator with a similar 31.67% interest.

    Exploration activities in Thailand are consistent with the Company's objectives of expanding its international operations in areas that have geological features which the Company believes may be favorable for hydrocarbon accumulation, low entry costs, an acceptable political risk profile and operational or other similarities with the Company's existing activities. Thailand is expected to be a net importer of hydrocarbons at least through the year 2000, which should provide an attractive market for hydrocarbons produced locally. The Company's acreage is located 150 miles south southeast of Bangkok in 250 feet of water and is on trend with several producing oil and gas fields including, among others, the Erawan, Surat and Satun fields. The tract is traversed by a major natural gas pipeline. The Company understands that a contract has been entered into for construction of a second, parallel pipeline owned by an entity controlled by the government of the Kingdom of Thailand, with completion scheduled for early 1996. The Company anticipates that by the time production can commence from this concession, there should be ample transportation capacity available on these pipelines.

    Following an initial evaluation of the Thailand concession area, the Company and its joint venture partners drilled five exploratory wells on three separately identified seismic structures. In October 1992, the first well drilled, the Tantawan No. 1, successfully tested a large, complexly faulted, anticlinal structure with production tests from five intervals in that well resulting in calculated cumulative flow rates of 6,260 Bbls of oil and condensate and 25,750 Mcf of natural gas per day. During 1993, the Company and its joint venture partners shot, processed and evaluated approximately 9,000 kilometers of new 3-D seismic data over and around the Tantawan No. 1 well. In late 1993, the Company drilled the Tantawan No. 2 and the Tantawan No. 3 exploratory wells on the Tantawan structure. The Tantawan No. 2 well successfully delineated a previously untested fault block to the east of the Tantawan No. 1 well with production tests from six intervals resulting in calculated cumulative flow rates of 70,300 Mcf of natural gas and 1,720 Bbls of condensate per day. The Tantawan No. 3 well successfully delineated a third untested fault block on the Tantawan structure located approximately two miles north of the Tantawan No. 1 and No. 2 wells. Production tests from this third Tantawan well were reported in January 1994, with production tests from five intervals resulting in calculated cumulative flow rates of 40,660 Mcf of natural gas and 8,684 Bbls of oil and condensate per day.

    As a result of its successful exploration drilling program, the Company's Thailand concession now accounts for approximately 14% of the Company's total estimated net proved reserves of natural gas, approximately 19% of the Company's total estimated net proved reserves of oil, condensate and natural gas liquids and approximately 16% of the Company's total net proved oil and gas equivalent reserves. Additional delineation wells on the Tantawan structure are planned during 1994. Based upon the results of such drilling, the Company and its partners will agree upon the type of development plan needed to commence production in this area. In addition, in late 1993, the Company and its joint venture partners began shooting and processing additional new 3-D seismic data in a different portion of Block B8/32. Following evaluation of this seismic data, additional exploratory wells are expected to be drilled by the Company and its joint venture partners on as yet untested seismic structures identified on Block B8/32.

    Production from the concession will be subject to a royalty ranging from 5% to 15% of oil and gas sales, plus certain fixed dollar amounts payable at specified cumulative production levels. Revenue from production in Thailand will also be subject to income taxes and other governmental charges. As set forth in the August 1991 concession, the exploratory term of the concession is for a period of up to six years; provided, however, that after the expiration of four years, a portion of the acreage in Block B8/32 must be relinquished by the Company and its joint venture partners and removed from the concession license. The Company must identify and release this acreage no later than August 1, 1995. During the remainder of the concession's exploratory period, the Company and its joint venture partners have certain work commitments involving the drilling of four more exploratory wells or the expenditure of certain sums of money on exploration activities. The Company anticipates, based on the joint venture's current exploration budget and capital spending plans, that it and its joint venture partners will satisfy the remainder of the concession's work commitments by the middle of 1995. Following the commencement of production, the initial production period of the concession is 20 years, subject to extension.

    The Company also holds interests in three Authority to Prospect ('ATP') licenses in Australia. One ATP, in which the Company holds a 7.5% interest, covers 480,000 acres and expires in February 1995 unless certain expenditures are made. The Company has farmed out the other two ATP's to a third party and retained a small carried interest. None of the ATP's requires material expenditures by the Company.

PRINCIPAL PROPERTIES

    As of January 1, 1994, approximately 81% of the Company's domestic proved oil and gas equivalent reserves and approximately 68% of the Company's total proved oil and gas equivalent reserves were located on properties in the Gulf of Mexico. Five significant producing areas, of which four are located in the Gulf of Mexico and the fifth is located in New Mexico, accounted for approximately 59% of the estimated proved natural gas reserves and approximately 74% of the estimated oil, condensate and natural gas liquids reserves of the Company as of January 1, 1994. These producing areas accounted for approximately 60% of natural gas production and 90% of oil, condensate and natural gas liquids production for 1993. Reserves and production data for the five principal producing areas, as estimated by Ryder Scott, are shown in the following table. No other major producing area accounted for more than 5% of the estimated discounted future net revenues attributable to the Company's estimated proved reserves as of January 1, 1994. However, the Company's Thailand concession, which is currently not a producing property, accounts for approximately 14% of the Company's total estimated net proved reserves of natural gas, approximately 19% of the Company's total estimated net proved reserves of oil, condensate and natural gas liquids and approximately 16% of the Company's total net proved oil and gas equivalent reserves.

                          SIGNIFICANT PRODUCING AREAS

                                                  NET PROVED RESERVES                           1993 AVERAGE NET
                                                 AS OF JANUARY 1, 1994                          DAILY PRODUCTION
                                           NATURAL GAS            LIQUIDS(A)            NATURAL GAS           LIQUIDS(A)
                                       (MMCF)          %     (MBBLS)          %      (MCF)          %     (BBLS)         %
OFFSHORE
  Eugene Island----------------------  92,742         39.8%   10,448         37.0%   24,000        27.1%  4,600         39.8%
  South Marsh Island-----------------   6,811          2.9     2,579          9.1     2,101         2.4   1,378         11.9
  Main Pass--------------------------   9,186          3.9     2,722          9.6     3,721         4.2     598          5.2
  East Cameron-----------------------  12,423          5.3        75          0.3    13,852        15.6      76          0.7
ONSHORE
  New Mexico
    Lea/Eddy Counties----------------  16,219          7.0     4,994         17.7     9,660        10.9   3,714         32.1

                                       DISCOUNTED
                                         FUTURE
                                           NET
                                       REVENUES(B)
                                            %
OFFSHORE
  Eugene Island----------------------      53.3%
  South Marsh Island-----------------       5.1
  Main Pass--------------------------       4.5
  East Cameron-----------------------       4.2
ONSHORE
  New Mexico
    Lea/Eddy Counties----------------       9.9

(a) 'Liquids' includes oil, condensate and natural gas liquids.
(b) Before income taxes, discounted at 10%.

    Set forth below are descriptions of certain of the Company's significant producing areas. Contained in certain of these descriptions and elsewhere in this Prospectus are production rate test results with regard to certain wells and fields in which the Company has an interest. Such production rate tests, while accurate, are never indicative of actual sustained production rates.

  EUGENE ISLAND

    The Company's most significant reserves are in the Eugene Island area located off the Louisiana coast in the Gulf of Mexico. The Eugene Island area has been an important part of the Company's operations since the first lease in that area was purchased in 1970 and production began in 1973. The Company currently holds interests in 13 blocks in the Eugene Island area. These comprise eight fields containing 90 gross oil and gas wells producing from multiple reservoirs and horizons.

    The Eugene Island Block 330 field is the Company's most significant asset, with 28 productive Pleistocene horizons between 4,000 and 8,000 feet, containing multiple reservoirs. The field, located in 245 feet of water, contains three drilling and production platforms in which the Company holds a 35% working interest, as well as an additional platform in which the Company holds a 30% working interest. There are currently 18 wells producing primarily natural gas and 35 wells producing primarily oil on the block. In 1993, a successful five well drilling program was completed in the field which included one horizontal and four vertical wells. A multi-well program off of the field's 'D' platform commenced in early January 1994. Since initial production in 1973, the Eugene Island Block 330 field has produced approximately 619 Bcf of natural gas and 122 MMBbls of oil and condensate (167 Bcf and 35 MMBbls, attributable to the Company's net revenue interest). Reserves have been added to this field consistently since production commenced. These increases have been derived from new exploratory horizons, infill drilling, field expansions and higher than anticipated recovery efficiencies.

    Another significant field to the Company is Eugene Island Block 295. In production since 1973, this block has recorded gross production of over 387 Bcf of natural gas and over 2.9 MMBbls of oil and condensate during its twenty-year life. In August 1993, the Company effected an exchange of working interests in Eugene Island Block 295 with another working interest owner in such block. Pursuant to this exchange, the Company increased its working interest in Eugene Island Block 295 to 100% on 3,125 acres above 3,000 feet, to 20% on 1,875 acres above 3,000 feet and to 20% on all of the block below 3,000 feet. During the fourth quarter of 1993, the Company successfully drilled and completed five horizontal wells to exploit the natural gas potential located in certain shallow reservoirs on this block in an area where it has a 100% working interest. These five wells tested at a gross calculated cumulative daily flow rate of 100 MMcf of natural gas per day, although platform compression capacity and lease burdens dictate that ultimate net production volumes will be substantially less than this amount. The Company completed construction of a production platform over these wells and commenced initial production from the first of these wells in late February 1994.

    The Eugene Island 212 field consists of Eugene Island Blocks 211 and 212 and Ship Shoal Block 175. The field contains eight productive horizons which have four oil wells and one natural gas well producing from a platform set in 1985. The Company and its partners drilled a successful infill development well in this field during the second half of 1993.

  SOUTH MARSH ISLAND

    The Company currently owns five blocks in the South Marsh Island area, located offshore Louisiana. Three of the leases were acquired in 1974, a fourth in 1980 and the most recent in 1992. Three blocks contain a total of five drilling and production platforms. These platforms currently have 44 oil and gas wells producing from Pleistocene age sandstone reservoirs located at depths from 5,000 to 10,000 feet.

    The South Marsh Island 128 field, in which the Company owns a 16% working interest, comprises South Marsh Island Blocks 125, 127 and 128. This field primarily produces oil, with 36 oil wells and six natural gas wells producing from 20 separate reservoirs. The first four wells in a supplemental five-well drilling program in this field were completed in 1993. The current drilling program is based on the ongoing analysis of a 3-D seismic survey in conjunction with a detailed reservoir study of the field.

    The Company also owns a 25% working interest in the South Marsh Island Block 160 field which is producing from two oil wells at a depth of approximately 9,700 feet. A single platform was set on this block in 1983. A two-well drilling program is currently being considered in this field as a result of recent analysis of a 3-D seismic survey on the block.

  MAIN PASS

    The Company's nine blocks in the Main Pass area are located near the mouth of the Mississippi River in the Gulf of Mexico and include leases purchased from 1974 to 1992. The primary drilling objectives in these fields are Pliocene and Miocene sandstone reservoirs with productive formation depths from 5,000 to 12,000 feet. The Company's interests in the Main Pass area include 57 producing oil and gas wells producing from six platforms.

    A field including Main Pass Blocks 72, 73 and 72/74 was unitized in 1982 with the Company's working interest at 14%. This field contains 33 oil wells and 11 natural gas wells operated by one of the Company's joint venture partners. The field is located in 125 feet of water with 38 mapped horizons adjacent to and surrounding a salt dome. These horizons contain over 150 separate reservoirs between 5,000 and 12,000 feet. A successful three-well workover program in this field was completed in 1992. Many of the producing reservoirs in this field have consistently outperformed their initial recovery estimates. Based on the high historical recovery efficiency, it is anticipated that some of the multiple behind pipe reservoirs remaining will also outperform their existing reserve estimates.

    Main Pass Block 123 was acquired in the federal lease sale of 1990. Pogo Gulf Coast, for which the Company is the general partner, has a 75% working interest and is the operator on the block. Along with its non-operating joint venture partner, Pogo Gulf Coast drilled two discovery wells on the block in 1993 and is currently planning additional drilling as well as the installation of a production platform in late 1994.

  EAST CAMERON

    The original lease purchased by the Company and its partners in the East Cameron area off the Texas/Louisiana border in the Gulf of Mexico commenced production in February 1973. Presently, the Company has interests in 4 offshore blocks in this area which contain three fields and 16 producing gas wells.

    During 1992, the Company and its partners conducted a 3-D seismic survey of the East Cameron Block 334/335 field area where the Company has a 42% working interest. The Company currently anticipates commencing a multi-well drilling program in this field during the first half of 1994.

  NEW MEXICO

    The Company considers southeastern New Mexico to be an area of significant growth in both production and reserves as a result of recent exploration and development activities. The Company believes that during the past four years it has been one of the most active companies drilling for oil and natural gas in the southeastern New Mexico (Lea and Eddy Counties) portion of the Permian Basin where the Company has interests in over 50,000 gross acres. The Company's primary drilling objective is the Brushy Canyon (Delaware) formation. Fields in the Brushy Canyon (Delaware) formation in the southeastern New Mexico portion of the Permian Basin are generally characterized by production from relatively shallow depths (6,000 to 9,000 feet), multiple producing zones in most wells and relatively high initial rates of production (frequently equaling the top field allowables which range from of 142 Bbls to 230 Bbls per day, depending on the depth of production from the field). The Company has achieved rapid cost recovery with respect to its New Mexico wells drilled to date because of relatively low capital costs and high initial rates of production.

    Through December 31, 1993, the Company and its partners had drilled and completed as productive 151 consecutive wells in Lea and Eddy Counties including, among others, 52 wells in the Sand Dunes field where the Company's working interest ranges from 4% to 89%; 27 wells in the East Loving field where the Company's working interest ranges from 33% to 98%; 43 wells in the Livingston Ridge field where the Company's working interest ranges from 41% to 83%; and 8 wells in the Red Tank field where the Company's working interest ranges from 89% to 100%. The oil fields in this area are generally developed on 40 acre spacings. The Company anticipates drilling many additional locations in these and other fields in southeastern New Mexico during 1994 and in future years.

RESERVES

    The following table sets forth information as to the Company's net proved and proved developed reserves as of December 31, 1993, 1992, and 1991, and the present value as of such dates (based on an annual discount rate of 10%) of the estimated future net revenues from the production and sale of those reserves, as estimated by Ryder Scott in accordance with criteria prescribed by the Commission. The summary report of Ryder Scott on the reserve estimates, which includes definitions and assumptions, is set forth as an exhibit to the Annual Report.
                                               AS OF DECEMBER 31,
                                          1993        1992        1991
Total Proved Reserves:
  Oil, condensate, and natural gas
    liquids (MBbls)
    Located in the United States-----     22,843      19,979      18,818
    Located in the Kingdom of
      Thailand-----------------------      5,425       2,577       --
    Total Company--------------------     28,268      22,556      18,818
  Natural Gas (MMcf)
    Located in the United States-----    199,392     196,400     202,735
    Located in the Kingdom of
      Thailand-----------------------     33,474      10,668       --
    Total Company--------------------    232,866     207,068     202,735
  Present value of estimated future
    net revenues, before income taxes
    (in thousands)
    Located in the United States-----   $386,674    $390,893    $349,754
    Located in the Kingdom of
      Thailand-----------------------     17,166      14,208       --
    Total Company--------------------   $403,840    $405,101    $349,754
  Proved Developed Reserves (all
    located in the United States):
    Oil, condensate, and natural gas
      liquids (MBbls)----------------     20,976      18,798      17,550
    Natural Gas (MMcf)---------------    183,139     175,523     188,090
    Present value of estimated future
      net revenues, before income
      taxes (in thousands)-----------   $375,287    $378,300    $337,524

    Natural gas liquids comprise approximately 14% of the Company's total proved liquids reserves and approximately 18% of the Company's proved developed liquids reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon Bbls. All gas volumes and gas sales are expressed in MMcf at the pressure and temperature bases of the area where the gas reserves are located.

    Because of the direct relationship between quantities of proved undeveloped reserves and development plans, only reserves assigned to undeveloped locations that will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects that will definitely be developed have been included as proved undeveloped reserves.

    The Company has interests in certain tracts that may have substantial additional hydrocarbon quantities which cannot be classified as proved. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional quantities as proved reserves.

    The Company does not believe that any other major discovery or other favorable or adverse event causing a significant change in the estimated quantities of proved reserves has occurred since January 1, 1994.

ACREAGE

    The following table shows the Company's interest in developed and undeveloped oil and gas acreage as of December 31, 1993:

                                          DEVELOPED       UNDEVELOPED ACREAGE
                                         ACREAGE (A)              (B)
                                        GROSS     NET       GROSS       NET
ONSHORE
    Arkansas-------------------------    --        --           118        20
    Colorado-------------------------    --        --         7,963     7,963
    Louisiana------------------------      869      258      --         --
    New Mexico-----------------------   14,013    6,950      36,317    29,161
    Oklahoma-------------------------    3,840      374      --         --
    Texas----------------------------   11,677    4,541      17,849     6,853
    Wyoming--------------------------    --        --           120        35
        Total Onshore----------------   30,399   12,123      62,367    44,032
OFFSHORE
    Louisiana (State)----------------    7,804    2,964      --         --
    Louisiana (Federal)(c)-----------  169,193   51,734      89,989    19,765
    Texas (Federal)------------------   46,080    7,971      17,280     3,340
        Total Offshore---------------  223,077   62,669     107,269    23,105
    TOTAL DOMESTIC-------------------  253,476   74,792     169,636    67,137
INTERNATIONAL
    Thailand (Offshore)--------------    --        --     2,635,116   878,372
    Australia (Onshore)--------------    --        --     1,964,800    42,960
    TOTAL INTERNATIONAL--------------    --        --     4,599,916   921,332
TOTAL COMPANY------------------------  253,476   74,792   4,769,552   988,469

   (a) 'Developed acreage' consists of lease acres spaced or assignable to production on which wells have been drilled or completed to a point that would permit production of commercial quantities of oil and natural gas.

   (b) Approximately 38% of the Company's total offshore net undeveloped acreage is under leases that have terms expiring in 1994, if not held by production, and another approximately 21% of offshore net undeveloped acreage will expire in 1995 if not also held by production. Approximately 16% of onshore net undeveloped acreage is under leases that have terms expiring in 1994, if not held by production, and another approximately 39% of onshore net undeveloped acreage will expire in 1995 if not also held by production.

   (c) The Company also owns overriding royalty interests in one federal lease offshore Louisiana totaling 5,000 gross and 1,250 net acres.

PRODUCTIVE WELLS AND DRILLING ACTIVITY

    The following table shows the Company's interest in productive oil and natural gas wells as of December 31, 1993. Productive wells are producing wells plus wells 'capable of production' (e.g., natural gas wells waiting for pipeline connections or necessary governmental certification to commence deliveries and oil wells waiting to be connected to production facilities).

                                                              NATURAL GAS
                                         OIL WELLS(A)          WELLS(A)
                                        GROSS     NET        GROSS    NET
Offshore United States---------------    199       36.6       170     46.8
Onshore United States----------------    163       92.2        65     24.6
            Total--------------------    362      128.8       235     71.4

  (a) One or more completions in the same bore hole are counted as one well. The data in the above table includes 30 gross (5.8 net) oil wells and 16 gross (5.8 net) gas wells with multiple completions.

    The following table shows the number of successful gross and net exploratory and development wells in which the Company has participated and the number of gross and net wells abandoned as dry holes during the periods indicated. An onshore well is considered successful upon the installation of permanent equipment for the production of hydrocarbons. Successful offshore wells consist of exploratory or development wells that have been completed or are 'suspended' pending completion (which has been determined to be feasible and economic) and exploratory test wells that were not intended to be completed and that encountered commercially producible hydrocarbons. A well is considered a dry hole upon reporting of permanent abandonment to the appropriate agency.

                                              1993                 1992                  1991
                                        SUCCESSFUL    DRY    SUCCESSFUL    DRY    SUCCESSFUL    DRY
GROSS WELLS
Offshore United States
    Exploratory----------------------       5.0       1.0         --       2.0        2.0        3.0
    Development----------------------      15.0         0        5.0        --       13.0         --
Onshore United States
    Exploratory----------------------       3.0       4.0        4.0       2.0        2.0        4.0
    Development----------------------      61.0       1.0       34.0        --       32.0         --
Offshore Kingdom of Thailand
    Exploratory----------------------       2.0       2.0        1.0        --         --         --
            Total--------------------      86.0       8.0       44.0       4.0       49.0        7.0
NET WELLS
Offshore United States
    Exploratory----------------------       1.7       0.1         --       0.7        0.2        0.4
    Development----------------------       7.7        --        1.5        --        4.0         --
Onshore United States
    Exploratory----------------------       2.0       3.2        2.8       0.9        1.0        2.3
    Development----------------------      33.1       0.4       23.2        --       18.2         --
Offshore Kingdom of Thailand
    Exploratory----------------------       0.6       0.6        0.3        --         --         --
            Total--------------------      45.1       4.3       27.8       1.6       23.4        2.7

    As of December 31, 1993, the Company was participating in the drilling of 4 gross (0.9 net) offshore domestic wells and 4 gross (2.7 net) onshore wells.

PRODUCTION AND SALES

    The following table summarizes the Company's average daily production, net of all royalties, overriding royalties and other outstanding interests, for the periods indicated. Natural gas production refers only to marketable production of natural gas on an 'as sold' basis.

                                           1993       1992        1991
Production Sales:
    Natural Gas (Mcf per day)--------     91,700     105,200     104,200
    Crude Oil and Condensate (Bbls
      per day)-----------------------      9,851       8,699       7,108
Natural Gas Liquids (Bbls per day):
    Leasehold Ownership--------------      1,538       1,037         609
    Plant Ownership------------------        140         144          54
        Total------------------------      1,678       1,181         663

    The following table shows the average sales prices received by the Company for its production and the average production (lifting) costs per unit of production during the periods indicated.

                                         1993        1992        1991
Sales Prices:
    Natural Gas (per Mcf)------------  $    1.98  $     1.75  $     1.66
    Crude Oil and Condensate (per
      Bbl)---------------------------  $   17.81  $    20.17  $    20.98
    Natural Gas Liquids (per Bbl)----  $   11.90  $    13.50  $    14.21
Production (Lifting) Costs(a)
    Natural Gas, Crude Oil,
      Condensate and Natural Gas
      Liquids (per equivalent Mcf of
      Natural Gas)-------------------  $    0.45  $     0.43  $     0.51

  (a) Production costs were converted to common units of measure on the basis of relative energy content. Such production costs exclude all depletion and amortization associated with property and equipment.

    The Company has entered into a crude oil swap agreement with another party in which it swapped the floating market price it received from purchasers of its crude oil for a fixed price of $16.00 per barrel on 1,000 Bbls per day of its production. The agreement expires July 31, 1994, but may be extended through January 31, 1995, at the other party's option.

EMPLOYEES

    As of December 31, 1993, the Company had 102 employees. None of the Company's employees are presently represented by a union for collective bargaining purposes. The Company considers its relations with its employees to be excellent.

                                   MANAGEMENT

    Set forth below is certain information concerning the executive officers and directors of the Company as of February 15, 1994:

                                                                                                NUMBER OF
                                                                                                YEARS OF
                                                                                              SERVICE WITH
                NAME                    AGE                     POSITION                         COMPANY
Paul G. Van Wagenen------------------   48    Chairman of the Board, President and Chief            14
                                                Executive Officer and Director
D. Stephen Slack---------------------   44    Senior Vice President -- Finance, Chief                5
                                                Financial Officer, Treasurer and Director
Tobin Armstrong----------------------   70    Director                                              16
Jack S. Blanton----------------------   66    Director                                               2
W. M. Brumley, Jr.-------------------   65    Director                                              23
John B. Carter, Jr.------------------   69    Director                                              16
William L. Fisher--------------------   61    Director                                               1
William E. Gipson--------------------   69    Director                                              23
Gerrit W. Gong-----------------------   40    Director                                              --
John Stuart Hunt---------------------   72    Director                                              10
Frederick A. Klingenstein------------   62    Director                                               6
Nicholas R. Petry--------------------   75    Director                                              12
Jack A. Vickers----------------------   68    Director                                               8
Kenneth R. Good----------------------   56    Senior Vice President -- Land and Budgets             16
Stuart P. Burbach--------------------   41    Vice President and Offshore Division Manager           6
Jerry A. Cooper----------------------   45    Vice President and Western Division Manager           14
Harvey L. Gold-----------------------   58    Vice President -- Engineering                         16
Thomas E. Hart-----------------------   51    Vice President and Controller                         16
R. Phillip Laney---------------------   53    Vice President and International Division             16
                                                Manager
John O. McCoy, Jr.-------------------   42    Vice President and Chief Administrative               16
                                                Officer
J. D. McGregor-----------------------   49    Vice President -- Sales                               12
Sammie M. Shaw-----------------------   62    Vice President -- Operations                          12
Ronald B. Manning--------------------   40    Associate General Counsel and Corporate                6
                                                Secretary

    Paul G. Van Wagenen became Chairman of the Board and Chief Executive Officer of the Company in March 1991. He had previously been elected to the office of President of the Company in October 1990. From 1986 to 1990, he served as Senior Vice President and General Counsel of the Company and was elected a Director of the Company in 1988. Mr. Van Wagenen joined the Company in 1979.

    D. Stephen Slack has been Senior Vice President -- Finance of the Company since 1988 and a Director of the Company since 1989. Mr. Slack was, from 1982 until 1988, Vice President and regional manager of the Southwest Energy and Minerals Division of Chemical Bank of New York.

    Tobin Armstrong has been engaged for more than five years in ranching. He became a Director of the Company in 1977.

    Jack S. Blanton is President of Eddy Refining Company and Chairman of the Board of Houston Endowment, Inc. He became a Director of the Company in September 1991. Mr. Blanton also serves as a Director for Ashland Oil, Inc., Texas Commerce Bancshares, Inc., Southwestern Bell Corporation, Baker Hughes Incorporated and Burlington Northern, Inc.

    W.M. Brumley, Jr., is a retired Senior Vice President -- Administration and Accounting of the Company and has been a member of the Board of Directors for more than five years. He became a Director of the Company in 1977.

    John B. Carter, Jr., is Chairman of Houston National Bank. He was elected to his current term as a Director in 1990. From 1987 to 1990, Mr. Carter was an Advisory Director of the Company. Prior to 1987, Mr. Carter was Senior Vice President -- Finance of the Company, a Director and a member of the Executive Committee.

    William L. Fisher is Director of the Bureau of Economic Geology and the Director of the Geology Foundation at the University of Texas at Austin. Dr. Fisher was formerly the Assistant Secretary -- Energy and Minerals of the U.S. Department of the Interior. Dr. Fisher has been a Director of the Company since February 1992. Dr. Fisher is also a Director of Diamond Shamrock, Inc.

    William E. Gipson, formerly President and Chief Operating Officer of the Company, is Chairman of Gas Investment, Inc. He has been a Director of the Company since 1970.

    Gerrit W. Gong is the Director for Asian Studies for the Center for Strategic and International Studies, in Washington, D.C., and has served in that capacity for more than the last five years. From 1987 to 1989 he also served as special assistant to two U.S. Ambassadors to China. He was elected a Director of the Company in May 1993.

    John Stuart Hunt has been engaged for more than five years in managing his personal investments. He became a Director of the Company in 1983. Mr. Hunt is also a Director of Nomeco Oil & Gas Co. and SILCO, Inc.

    Frederick A. Klingenstein has been Chairman of Klingenstein, Fields & Co., L.P., since January 1, 1989. He served as Chairman and Chief Executive Officer of Wertheim Schroder & Co., Incorporated from 1972 until 1986 and as Co-chairman and a Director of such firm from 1986 until 1988. Mr. Klingenstein has been a Director of the Company since 1987.

    Nicholas R. Petry is Chairman of the Board of Petry Company and Managing Partner of N.G. Petry Construction Company and Mill Iron Ranches. He has been engaged in such businesses for more than five years. He has served as a Director of the Company since 1981. Mr. Petry is also a Director of First Bank System, Inc.

    Jack A. Vickers, as owner of the Vickers Companies, has been engaged for more than five years in managing his investments. He became a Director of the Company in 1985.

                            DESCRIPTION OF THE NOTES

    The following description sets forth certain terms and provisions of the Notes. The Notes will be issued under an Indenture (the 'Indenture') to be entered into by the Company and Shawmut Bank Connecticut, National Association, as trustee (the 'Trustee'), prior to the issuance of any such Notes, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'). The Notes are subject to all such terms, and prospective purchasers of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. The statements under this caption relating to the Notes are summaries and do not purport to be complete. Such summaries use certain terms that are defined in the Indenture and are qualified in their entirety by express reference to the Indenture. The article and section references below are to articles and sections of the Indenture.

GENERAL

    The Notes will be unsecured, subordinated obligations of the Company, will be limited in aggregate principal amount to $75,000,000, or up to $86,250,000 if the Underwriters exercise their over-allotment option in full, and will mature on March 15, 2004, unless previously converted or redeemed. (Section 301)

    The Company will pay interest on the Notes semi-annually following the issuance thereof, at the rate per annum set forth on the cover of this Prospectus, on March 15th and September 15th of each year, commencing September 15, 1994. Interest on the Notes will be paid to the persons who are registered holders of the Notes (the 'Holders') at the close of business on the March 1st and September 1st next preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal (and premium, if any) and interest will be payable, and the Notes may be presented for conversion, exchange or registration of transfer, at the office or agency of the Company maintained for such purposes in New York, New York, or at such other office or agency as may be maintained by the Company for such purpose, except that payment of interest may, at the option of the Company, be made by check mailed on or before the due date to the address of the person entitled thereto as it appears on the security register. The Notes are to be issued only in registered form without coupons, in denominations of $1,000 or any integral multiple thereof. (Sections 203, 301, 302, 305, 307, 310 and 1002) The Company may maintain banking relationships in the ordinary course of business with the Trustee or its affiliates.

CONVERSION RIGHTS

    The Holder of any Note will have the right, at the Holder's option, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at any time prior to maturity,
initially at the conversion price of $     per share of Common Stock (subject to
adjustments as described below), except that if a Note is called for redemption, the right to convert such called Note will terminate at the close of business on the Business Day (as such term is defined in the Indenture) immediately preceding the redemption date. No payment of interest and no adjustment in respect of dividends will be made upon the conversion of any Note, and the Holder will lose any right to payment of interest on the Notes surrendered for conversion; provided, however, that upon a call for redemption as described herein by the Company, accrued and unpaid interest to the redemption date shall be payable with respect to Notes that are converted after a notice of redemption has been mailed and prior to the redemption date. Notes surrendered for conversion during the period from the regular record date for an interest payment to the corresponding interest payment date (except Notes called for redemption as described herein) must be accompanied by payment of an amount equal to the interest thereon which the Holder is to receive on such interest payment date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the reported last sale price for the shares of Common Stock on the day of conversion. (Sections 1301, 1303 and 1305)

    The conversion price will be subject to adjustment in certain events, including: the issuance of stock as a dividend on the Common Stock; subdivisions or combinations of the Common Stock; the issuance to all holders of Common Stock of certain rights or warrants (expiring within 45 days after the record date for determining stockholders entitled to receive them) to subscribe for or purchase Common Stock at a price less than the current market price; or the distribution to substantially all Holders of Common Stock of evidences of indebtedness of the Company, cash (excluding quarterly cash dividends paid or to be paid on a regular basis), other assets or rights or warrants to subscribe for or purchase any securities (other than those referred to herein). No adjustment of the conversion price will be required to be made until cumulative adjustments amount to one percent or more of the then current conversion price; however, any adjustment not made will be carried forward. (Section 1304)

    The Company from time to time may decrease the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days notice to the Holders of the Notes of such decrease. The Company may also, at its option, make such decreases in the conversion rate as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. (Section 1304)

    Generally, no gain or loss should be recognized for federal income tax purposes upon the conversion of a Note into Common Stock (except to the extent of cash received in lieu of fractional shares or with respect to accrued interest). The Holder of a Note converted into Common Stock should generally have a carryover basis in such shares and the holding period for the Common Stock should include the holding period of the Note.

    If the conversion price of the Notes is reduced (other than a reduction pursuant to the antidilution provisions of the Indenture, provided such provisions are deemed bona fide and reasonable under the circumstances), Holders of Notes would be treated as receiving a deemed distribution for federal income tax purposes that could, depending upon the then existing facts and circumstances relating to the Common Stock and Notes, be subject to income taxation. For example, a taxable deemed distribution is likely to occur if the conversion price of the Notes is reduced in connection with the payment of cash dividends to holders of Common Stock. Holders of Notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property that could be used to pay the related income tax.

    In case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other person, any merger of any person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sale or other disposition of the assets of the Company substantially as an entirety or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property, then provision shall be made such that the Holder of Notes then outstanding shall have the right thereafter, during the period such Notes shall be convertible, to convert such Notes only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, disposition or share exchange by a holder of the number of shares of Common Stock into which such Notes might have been converted immediately prior to such reclassification, consolidation, merger, sale, disposition or share exchange. (Section 1306)

SUBORDINATION

    Payment of the principal of and premium, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company when due in accordance with the terms thereof. Senior Indebtedness is defined in the Indenture as the principal of, premium, if any, and unpaid interest (including, without limitation, any interest accruing subsequent to the commencement of a case or other proceeding under any bankruptcy or other similar law with respect to the Company) on, and other obligations in respect of the following, whether outstanding at the date of the Indenture or thereafter incurred or created: (a) indebtedness of the Company for money borrowed (including purchase money obligations) evidenced by notes or other written obligations, (b) indebtedness of the Company evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument, (c) indebtedness secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by the Company subject to such mortgage, pledge or encumbrance, whether or not indebtedness secured thereby shall have been assumed by the Company, (d) obligations of the Company as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions, (e) obligations of the Company in respect of letters of credit issued for its account and 'swaps' of interest rates, commodity prices or currencies (and other interest rate, commodity price or foreign currency hedging agreements) to which the Company is a party,
(f) indebtedness of others of any of the kinds described in the preceding clauses (a) through (e) assumed or guaranteed by the Company and (g) renewals, extensions and refundings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (a) through (f); provided, however, that the following will not constitute Senior Indebtedness: (i) any indebtedness or obligation which by its terms refers explicitly to the Notes and states that such indebtedness or obligation shall not be senior in right of payment thereto, (ii) any indebtedness or obligation of the Company in respect of the Notes and (iii) any indebtedness or obligation of the Company to a subsidiary. (Sections 101 and 1401) Notwithstanding the foregoing, all indebtedness and obligations of the Company in respect of the 8% Debentures and the 10.25% Notes shall rank PARI PASSU with the Notes and shall not constitute Senior Indebtedness under the Indenture.

    Upon the sale of the Notes and the application of the proceeds therefrom, approximately $19,000,000 aggregate principal amount of Senior Indebtedness is expected to be outstanding. See 'Use of Proceeds' and 'Capitalization.' There are no restrictions on the incurrence of indebtedness, including Senior Indebtedness, or other liabilities by the Company or its subsidiaries in the Indenture.

    By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceeding, Holders of the Notes may recover less, ratably, than holders of Senior Indebtedness and other general creditors of the Company, and, upon any distribution of assets, the Holders of Notes will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full. In addition, such subordination may affect the Company's obligation to make principal and interest payments with respect to the Notes if any Notes are declared due and payable prior to their stated maturity, or in the event of any default in the payment of principal of or premium, if any, or interest on any Senior Indebtedness, or in the payment of any commitment or other fees in respect thereof, or in the event of any default with respect to Senior Indebtedness that would permit acceleration of the maturity thereof, or in the event a judicial proceeding is pending with respect to any such Senior Indebtedness default. (Sections 1402, 1403 and 1404)

REDEMPTION AT OPTION OF COMPANY

    The Notes are not redeemable prior to March 15, 1998. On and after March 15, 1998, the Notes are redeemable at the option of the Company, in whole or in part, at any time during the 12-month periods beginning March 15 of the years indicated at the following Redemption Prices (expressed as percentages of the principal amount):

                                                                    REDEMPTION
                              YEAR                                    PRICE
1998-------------------------------------------------------------
1999-------------------------------------------------------------
2000-------------------------------------------------------------
2001-------------------------------------------------------------
2002-------------------------------------------------------------
2003-------------------------------------------------------------

together in each case with accrued and unpaid interest to the date fixed for redemption (subject to the right of Holders of record on the regular record date to receive interest due on an interest payment date). (Sections 203, 1101 and
1108)
                                       39

    Notes in any denomination equal to or larger than $1,000 may be redeemed in whole or in part in multiples of $1,000. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption. (Sections 1104 and 1107)

    Accrued and unpaid interest to the redemption date shall be payable with respect to Notes that are converted after a notice of redemption has been mailed and prior to the redemption date. (Section 1303)

    Notice of redemption will be mailed at least 30 but not more than 60 days prior to the redemption date to each Holder of Notes to be redeemed at the address appearing in the security register maintained by the Company. If less than all the outstanding Notes are to be redeemed, the Trustee will select the Notes (or a portion thereof equal to $1,000 or any integral multiple thereof) to be redeemed by such method as the Trustee shall deem fair and appropriate. (Sections 1104 and 1105)

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF NOTES

    In the event of any Change in Control (as hereafter defined) of the Company which constitutes a Repurchase Event (as hereafter defined) occurring after the initial date of issuance of the Notes, each Holder of Notes will have the right, at the Holder's option, to require the Company to repurchase all or any part of the Holder's Notes on a date (the 'Repurchase Date') selected by the Company that is not more than 75 days after the date the Company gives notice of the Repurchase Event as described below at a price (the 'Repurchase Price') equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Notes which are to be repaid on or promptly following the Repurchase Date. (Sections 1201 and 1203)

    On or before the 15th day after the occurrence of a Repurchase Event, the Company is obligated to mail to all Holders of Notes a notice of the occurrence of such Repurchase Event, Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price and the procedures which the Holder must follow to exercise this right. To exercise the Repurchase Right, the Holder of Notes must deliver, on or before the close of business on the Business Day next preceding the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the Holder's intent to exercise such rights, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer. Such written notice will be irrevocable. (Section 1202)

    A 'Change in Control' shall occur when: (i) the Company's assets are sold or otherwise disposed of substantially as an entirety to any person or related group of persons in any one transaction or a series of related transactions;
(ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same number of shares of common stock of such subsidiary) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger; or (iii) any person, or any persons acting together which would constitute a 'group' for purposes of
Section 13(d) of the Exchange Act (other than the Company, any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan), together with any affiliates thereof, shall acquire beneficial ownership
                                       40

(as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company. (Section 1206)

    A Change in Control as described above shall constitute a Repurchase Event unless (i) the Current Market Price of the Common Stock on the date the Change in Control shall have occurred is at least equal to 105% of the conversion price of the Notes in effect immediately preceding the time of such Change in Control, or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change in Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the NASDAQ National Market, and as a result of such transaction the Notes become convertible solely into such common stock, or (iii) the consideration in the transaction giving rise to such Change in Control to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the NASDAQ National Market, or a combination of cash and such securities and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily Closing Prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the conversion price of the Notes in effect on the date immediately preceding the closing date of such transaction. (Section 1206)

    The right to require the Company to repurchase Notes as a result of the occurrence of a Repurchase Event could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See
' -- Subordination.' Failure by the Company to repurchase the Notes when required would result in an Event of Default (as herein defined) with respect to the Notes whether or not such repurchase were permitted by the subordination provisions. See '-- Defaults and Remedies.' The Company's ability to pay cash to the Holders of Notes upon a repurchase might be limited by certain financial covenants contained in the Company's Senior Indebtedness. In addition, there can be no assurance that the Company would have sufficient financial resources at the time of any such required purchase to enable it to purchase the Notes. (Sections 501 and 1404)

    In the event a Repurchase Event occurs and the Holders exercise their rights to require the Company to repurchase Notes, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

    The foregoing provisions would not necessarily afford Holders of Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders. In addition, the foregoing provisions may discourage open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock and accordingly, may limit a shareholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company, without the consent of any Holders of Notes, may consolidate or merge with or into any person, or convey, transfer, lease or otherwise dispose of its assets substantially as an entirety to any person, and any person may consolidate or merge with, or into, or transfer or lease its assets substantially as an entirety to, the Company, provided that (i) the person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of the United States, any state thereof or the District of Columbia, and assumes the Company's obligations on the Notes and under the Indenture, (ii) after giving effect to such transaction, no Event of Default
                                       41
and no event that, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing and (iii) certain procedural conditions are met. (Article Eight)

DEFAULTS AND REMEDIES

    The Indenture defines the following as Events of Default: default for 30 days in payment of interest on the Notes; default in payment of principal of or premium, if any, on the Notes; default for more than 10 days after a Repurchase Date in payment of the Repurchase Price; failure by the Company for 60 days after written notice to it to comply with any of its other covenants in the Indenture; default by the Company under any instrument or other evidence of indebtedness of the Company for money borrowed, or under any guarantee of payment by the Company for money borrowed, in an amount in excess of five percent of Consolidated Net Tangible Assets (as defined below), unless such default has been cured or waived; and certain events of bankruptcy, insolvency or reorganization relative to the Company. (Section 501)

    'Consolidated Net Tangible Assets' means the total amount of assets of the Company and its Subsidiaries (less depreciation, depletion, valuation and other reserves) after deducting (i) all current liabilities, (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (iii) minority interests in the equity of Subsidiaries. (Section
101)

    If an Event of Default occurs and is continuing, the Trustee or Holders of at least 25% in aggregate principal amount of the Notes outstanding may declare the principal of the Notes to be due and payable immediately, but under certain conditions, such acceleration may be rescinded by the Holders of a majority in principal amount of the Notes then outstanding. (Sections 502 and 513).

    Holders of Notes may not enforce the Indenture except as provided in such Indenture and except that, subject to any applicable subordination provisions, nothing shall prevent the Holders of Notes from enforcing payment of the principal of or premium, if any, or interest on, their Notes. The Trustee may refuse to enforce the Indenture unless it receives reasonable security or indemnity. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Notes may direct the Trustee in its exercise of any trust or power under the Indenture. (Sections 507, 508, 512 and 603)

    The Company will annually furnish the Trustee with an officers' certificate with respect to compliance with the terms of the Indenture. (Section 1005)

MODIFICATION

    Modification and amendment of the Indenture may be effected by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding under the Indenture, provided that no such modification or amendment may, without the consent of each Holder affected thereby, (i) reduce the rate or change the time or place for payment of principal, premium if any, or interest on any Note, (ii) reduce the principal of or rate of interest thereon, or the premium, if any, payable upon the redemption of, or change the fixed maturity of, any Note, (iii) make any Note payable in a currency other than U.S. dollars, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Note, (v) make any change that adversely affects the right convert any Note or (vi) reduce the amount of Notes whose Holders must consent to a modification or amendment or waive compliance with certain provisions of the Indenture. The Indenture also contains provisions permitting the Company and the Trustee to effect certain minor modifications to the Indenture not adversely affecting the rights of Holders of Notes in any material respect. (Sections 901 and 902)

GOVERNING LAW

    The Notes and the Indenture provide that they are governed by the laws of the State of New York, without regard to the principles of conflicts of laws. (Section 112)
                                       42

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; provided, however, if it acquires any conflicting interest and there exists a default with respect to the Notes, it must eliminate such conflict or resign. (Sections 608 and 613)

    The Holders of a majority in aggregate principal amount of all outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee under the Indenture, provided that such direction does not conflict with any rule of law or with the Indenture and would not involve the Trustee in personal liability or be unduly prejudicial to Holders of Notes not joining in such action (as determined by the Trustee in good faith). (Section 512)

    In case a default or an Event of Default under the Indenture shall occur and be continuing and if it is known to the Trustee, the Trustee shall mail to each Holder of Notes notice of the default or Event of Default within 90 days after it occurs. Except in the case of a default or an Event of Default in payment of the principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interest of Holders of Notes. Subject to such provisions, when the Trustee incurs expenses or renders services after an Event of Default, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law. (Sections 602 and 607)

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    The authorized capital stock of the Company consists of 43,333,333 shares of Common Stock, of which 32,433,622 shares were issued and outstanding as of December 31, 1993; and 2,000,000 shares of preferred stock, par value $1 per share (the 'Preferred Stock'), of which no shares are issued and outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and Bylaws, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    Subject to any preferential rights of any outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared from time to time in the discretion of the Board of Directors out of funds legally available therefor. See 'Price Range of Common Stock and Dividends.' Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. The rights of holders of Common Stock are subject to the rights of holders of any Preferred Stock which may be issued in the future. The holders of Common Stock have no preemptive rights to purchase additional shares of capital stock of the Company. Shares of Common Stock are not subject to any redemption or sinking fund provisions and are not convertible into any other securities of the Company.

    Each share of Common Stock entitles the holder thereof to one vote at all meetings of the stockholders of the Company. The affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock is required (i) to approve a merger, similar reorganization or certain other transactions involving the Company if the other party already owns or controls five percent of the outstanding Common Stock and the Board of Directors of the Company has not approved the transaction; (ii) to approve an amendment to the Company's Restated Certificate of Incorporation to alter or change the provision establishing a 'classified' Board of Directors of not less than three nor more than thirteen members, elected one-third annually; and (iii) to amend the foregoing and certain other provisions of the Restated Certificate of Incorporation.

    The Company's capital stock has noncumulative voting rights, meaning that the holders of more than 50% of the voting power of the shares voting for the election of directors can elect 100% of the directors if they choose to do so. In such event, the holders of the remaining less-than-50% of the voting power of the shares voting for the election of directors will not be able to elect any directors.

PREFERRED STOCK

    The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the description and number of shares to constitute each series, the annual dividend rate, whether such dividends shall be cumulative, the time and price of redemption and the liquidation preference applicable to the series, whether the series will be subject to the operation of a 'sinking' or 'purchase' fund and, if so, the terms and provisions thereof, whether the shares of such series shall be convertible into shares of any other class or classes and the terms and provisions of such conversion rights, and the voting powers, if any, of the shares of such series. The Board of Directors may change the designation, rights, preferences, descriptions and terms of, and the number of shares in, any series of which no shares have theretofore been issued.

    The issuance of one or more series of Preferred Stock could adversely affect the voting power of the holders of the Common Stock and could have the effect of discouraging or making more difficult any attempt by a person or group to obtain control of the Company.

TRANSFER AGENTS AND REGISTRARS

    The Transfer Agents and Registrars for the Common Stock are Harris Trust Company of New York, New York, and Society National Bank, Houston, Texas.

DELAWARE LAW

    The Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as any person owning 15% or more of the Company's outstanding voting stock) from engaging in a business combination (as defined herein) with a Delaware corporation for a period of three years from the date such person becomes an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether the shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors. By restricting the ability of the Company to engage in business combinations with an interested person, the application of Section 203 to the Company may provide a barrier to hostile or unwanted takeovers.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the 'Purchase Agreement') among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and PaineWebber Incorporated (the 'Underwriters'), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the principal amount of Notes set forth opposite their respective names below (excluding the Notes subject to the Underwriters' overallotment option):

                                        PRINCIPAL
             UNDERWRITER                 AMOUNT
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated--------------  $
Goldman, Sachs & Co.-----------------
PaineWebber Incorporated-------------
           Total---------------------  $75,000,000

    The Purchase Agreement provides that, subject to the terms and conditions set forth therein, the Underwriters will be obligated to purchase the entire principal amount of the Notes offered hereby (other than those covered by the over-allotment option described herein) if any such Notes are purchased.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional $11,250,000 aggregate principal amount of the Notes at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, in the sale of the Notes.

    The Company has been advised by the several Underwriters that they propose to initially offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price
less a concession not in excess of   % of the principal amount thereof. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of    % of the principal amount of the Notes to certain other dealers. After the initial public offering of the Notes, the public offering price, concession and discount may be changed by the Underwriters.

    The Notes are a new issue for which there is currently no public market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation on the NASDAQ National Market. The Company has been advised by the Underwriters that, following the completion of the Offering, each of the Underwriters presently intends to make a market in the Notes, as permitted by applicable law and regulations. The Underwriters are under no obligation, however, to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.

    The Company has agreed that it will not offer, sell, contract to sell or otherwise dispose of, or register under the Securities Act on behalf of another person, any shares of Common Stock or preferred stock, any securities convertible into or exercisable or exchangeable for shares of Common Stock or any rights to acquire shares of Common Stock for a period of 90 days from the date of the Prospectus without the written consent of the Underwriters, except that the Company may, without such consent, issue (i) shares of Common Stock issuable upon conversion of the Notes, (ii) shares of Common Stock issuable upon conversion of the 10.25% Notes or the 8% Debentures, (iii) shares of Common Stock issuable pursuant to options or similar rights granted to directors, officers or employees, and (iv) shares of Common Stock issuable pursuant to any other employee benefit plans of the Company.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect of such liabilities.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the Notes being offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The estimates of oil and gas reserves and discounted present values of estimated future net revenues therefrom set forth herein are extracted from the report of Ryder Scott attached as an exhibit to the Annual Report. Such information is included herein in reliance upon the authority of said firm as experts with respect to the matters contained in such report.

                         GLOSSARY OF OIL AND GAS TERMS

    The following are abbreviations and definitions of terms commonly used in the oil and gas industry and in this Prospectus.

    'Bcf' means billion cubic feet.

    'Bbl' means barrel.

    'Mcf' means thousand cubic feet.

    'MMcf' means million cubic feet.

    'MBbls' means thousand barrels.

    'MMBbls' means million barrels.

    'Deliverability' means a measure of the quantity of natural gas that a natural gas well can produce into a pipeline against a specific contractual back pressure.

    'Development well' means a well drilled within areas already proved to be productive.

    'Energy equivalent basis' means equating natural gas based on relative energy content, using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    'Exploratory well' means a well drilled to find commercially productive hydrocarbons in an unproved area.

    'Gross' oil and gas wells or 'gross' acres are the total number of wells or acres in which the Company has an interest, without regard to the size of that interest.

    'Net' oil and gas wells or 'net' acres are determined by multiplying gross wells or acres by the Company's working interest in those wells or acres.

    'Net revenue interest' means the percentage of production to which the owner of a working interest is entitled. For example, the owner of a 100% working interest in a well burdened only by a typical landowner's royalty would have an 87.5% net revenue interest in that well.

    'Proved Reserves' means estimated quantities of natural gas and crude oil, condensate and natural gas liquids, on a net revenue interest basis, that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions.

    'Royalty' means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalty interests, which are usually reserved by a leasehold owner upon a transfer to a subsequent owner.

    'Undeveloped acreage' means acreage on which wells have not been drilled or completed for commercial production, whether or not such acreage contains proved reserves.

    'Working interest' means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. See the definitions of 'net revenue interest' and 'royalty' above. For example, the owner of 100% working interest in a lease burdened only by a typical landowner's royalty would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production. The remaining 12.5% would accrue to the royalty owners.

    'Workover' means operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                        PAGE
        Report of Independent Public
        Accountants------------------    F-2
        Consolidated Statements of
        Income-----------------------    F-3
        Consolidated Balance
        Sheets-----------------------    F-4
        Consolidated Statements of
        Cash Flows-------------------    F-5
        Consolidated Statements of
        Shareholders' Equity---------    F-6
        Notes to Consolidated
        Financial Statements---------    F-7
        Unaudited Supplementary
        Financial Data---------------   F-14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Pogo Producing Company:

    We have audited the accompanying consolidated balance sheets of Pogo Producing Company (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of Pogo's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pogo Producing Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                                    ARTHUR ANDERSEN & CO.

Houston, Texas
February 8, 1994

                     POGO PRODUCING COMPANY & SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                              YEAR ENDED DECEMBER 31,
                                          1993         1992         1991
                                             (EXPRESSED IN THOUSANDS,
                                             EXCEPT PER SHARE AMOUNTS)
Revenues:
    Oil and gas----------------------  $   136,553  $   139,128  $   124,425
    Interest on tax refund-----------        2,322      --           --
    Gains on sales-------------------          679        1,702           44
        Total------------------------      139,554      140,830      124,469
Operating Costs and Expenses:
    Lease operating------------------       26,633       25,842       28,192
    General and administrative-------       14,550       13,129       14,555
    Exploration----------------------        2,455        3,102        2,408
    Dry hole and impairment----------        4,690        9,314        4,554
    Depreciation, depletion and
      amortization-------------------       40,693       42,302       37,521
        Total------------------------       89,021       93,689       87,230
Operating Income---------------------       50,533       47,141       37,239
Interest:
    Charges--------------------------      (10,956)     (19,036)     (24,946)
    Income---------------------------           14          191        1,686
    Capitalized----------------------          451          391          637
Income Before Taxes and Extraordinary
Item---------------------------------       40,042       28,687       14,616
Income Tax Expense-------------------      (14,981)     (10,192)      (4,294)
Income Before Extraordinary Item-----       25,061       18,495       10,322
Extraordinary Gains on Purchase of
  Debt, net of tax-------------------      --           --             1,336
Net Income---------------------------  $    25,061  $    18,495  $    11,658
Primary and Fully Diluted Earnings
  per
  Common Share:
    Before extraordinary item--------        $0.76        $0.66        $0.37
    Extraordinary item---------------      --           --              0.05
    Net income-----------------------        $0.76        $0.66        $0.42

The accompanying notes to consolidated financial statements are an integral part hereof.

                     POGO PRODUCING COMPANY & SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                           DECEMBER 31,
                                         1993        1992
                                           (EXPRESSED IN
                                            THOUSANDS)
               ASSETS
Current Assets:
    Cash and cash investments--------  $   6,713   $   5,037
    Accounts receivable--------------     18,480      22,652
    Other receivables----------------     10,123       4,173
    Federal income taxes and interest
      receivable---------------------      3,320      --
    Inventories----------------------      1,105       1,383
    Other----------------------------        727         367
        Total current assets---------     40,468      33,612
Property and Equipment:
    Oil and gas, on the basis of
      successful efforts accounting
        Proved properties being
          amortized------------------    817,218     869,192
        Unproved properties and
          properties under
          development, not being
          amortized------------------      6,465       5,962
    Other, at cost-------------------      6,961       6,851
                                         830,644     882,005
    Less -- accumulated depreciation,
      depletion, and amortization,
      including $4,452 and $4,032,
      respectively, applicable to
      other property-----------------    638,658     717,428
                                         191,986     164,577
Other--------------------------------      7,320       8,158
                                       $ 239,774   $ 206,347

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Accounts payable-----------------  $   8,307   $   9,899
    Other payables-------------------     22,955       5,541
    Current portion of long-term
      debt---------------------------      4,000       4,000
    Current portion of production
      payment------------------------     --          10,517
    Accrued interest payable---------      1,202       1,122
    Accrued payroll and related
      benefits-----------------------      1,005         942
    Other----------------------------        122         142
        Total current liabilities----     37,591      32,163
Long-Term Debt-----------------------    130,539     129,260
Production Payment-------------------     --          14,337
Deferred Federal Income Tax----------     29,724      17,435
Deferred Credits---------------------      8,117       7,504
        Total liabilities------------    205,971     200,699
Shareholders' Equity:
    Preferred stock, $1 par;
      2,000,000 shares authorized----     --          --
    Common stock, $1 par; 43,333,333
      shares authorized, 32,449,197
      and 32,103,864 shares issued,
      respectively-------------------     32,449      32,104
    Additional capital---------------    125,919     122,846
    Retained earnings (deficit)------   (124,241)   (149,302)
    Treasury stock, at cost----------       (324)     --
        Total shareholders'
          equity---------------------     33,803       5,648
                                       $ 239,774   $ 206,347

The accompanying notes to consolidated financial statements are an integral part hereof.

                     POGO PRODUCING COMPANY & SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              YEAR ENDED DECEMBER 31,
                                          1993         1992         1991
                                             (EXPRESSED IN THOUSANDS)
Cash flows from operating activities:
  Cash received from customers-------  $   141,012  $   135,877  $   125,029
  Operating, exploration, and general
   and administrative expenses
   paid------------------------------      (45,051)     (41,360)     (46,746)
  Interest paid----------------------      (10,912)     (21,262)     (26,701)
  Payment of royalties and related
   interest on FERC Order 94-A
   refunds---------------------------           --       (4,872)          --
  Federal income taxes paid----------       (2,800)      (1,500)      (2,900)
  Federal income taxes and interest
   received--------------------------           --           --       30,836
  Settlement of natural gas sales
   contract--------------------------           --           --        3,300
  Proceeds of life insurance
   policy----------------------------           --           --        2,568
  Other------------------------------          895          828        2,974
        Net cash provided by
          operating activities-------       83,144       67,711       88,360
Cash flows from investing activities:
  Capital expenditures---------------      (62,353)     (30,304)     (51,284)
  Purchase of proved reserves--------           --       (8,924)      (5,077)
  Proceeds from the sale of property
   and tubular stock-----------------        2,713        4,017        2,150
        Net cash used in investing
          activities-----------------      (59,640)     (35,211)     (54,211)
Cash flows from financing activities:
  Net borrowings (payments) under
   revolving credit agreements-------        8,000       (1,000)      17,000
  Principal payments of other
   long-term debt obligations--------       (7,000)     (54,000)     (42,000)
  Principal payments of production
   payment obligation----------------      (24,854)     (20,621)     (14,611)
  Proceeds from exercise of stock
   options---------------------------        2,026          703          123
  Proceeds from issuance of common
   stock-----------------------------           --       43,313           --
  Debt issue expenses paid-----------           --       (1,100)          --
  Increase in production payment-----           --           --       13,193
  Purchase of 8% debentures, due
   2005------------------------------           --           --       (7,621)
        Net cash used in financing
          activities-----------------      (21,828)     (32,705)     (33,916)
Net increase (decrease) in cash and
 cash investments--------------------        1,676         (205)         233
Cash and cash investments at the
 beginning of the year---------------        5,037        5,242        5,009
Cash and cash investments at the end
 of the year-------------------------  $     6,713  $     5,037  $     5,242
Reconciliation of net income to net
 cash provided by operating
 activities:
  Net income-------------------------  $    25,061  $    18,495  $    11,658
  Adjustments to reconcile net income
   to net cash provided by operating
   activities --
    Gains on purchase of 8%
     debentures, due 2005:
      Ordinary-----------------------           --           --         (646)
      Extraordinary, net of taxes----           --           --       (1,336)
    Gains on sales-------------------         (679)      (1,702)         (44)
    Depreciation, depletion and
     amortization--------------------       40,693       42,302       37,521
    Dry hole and impairment----------        4,690        9,314        4,554
    Interest capitalized-------------         (451)        (391)        (637)
    Change in assets and liabilities:
      Decrease in United Kingdom tax
       escrow deposit----------------           --           --        2,083
      (Increase) decrease in accounts
       receivable--------------------        4,172       (1,191)       4,799
      (Increase) decrease in federal
       income taxes and interest
       receivable--------------------       (3,320)          --       29,002
      Increase in other current
       assets------------------------         (360)         (27)         (32)
      (Increase) decrease in other
       assets------------------------          838       (3,515)       1,641
      Increase (decrease) in accounts
       payable-----------------------       (1,592)         733       (1,322)
      Increase (decrease) in accrued
       interest payable--------------           80       (2,480)      (1,342)
      Increase (decrease) in accrued
       payroll and related
       benefits----------------------           63         (244)         375
      Increase (decrease) in other
       current liabilities-----------          (20)          (9)          62
      Increase in deferred federal
       income taxes------------------       13,356        8,669        1,268
      Increase (decrease) in deferred
       credits-----------------------          613       (2,243)         756
Net cash provided by operating
 activities--------------------------  $    83,144  $    67,711  $    88,360

The accompanying notes to consolidated financial statements are an integral part hereof.

                     POGO PRODUCING COMPANY & SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                             SHARE-
                                                                                  RETAINED                  HOLDERS'
                                          SHARES        COMMON     ADDITIONAL     EARNINGS     TREASURY      EQUITY
                                         OUTSTANDING    STOCK       CAPITAL        (DEFICIT)    STOCK        (DEFICIT)
                                                              (DOLLARS EXPRESSED IN THOUSANDS)
Balance at December 31, 1990---------    27,428,652    $ 27,428    $   83,598    $ (179,455)    $   --     $  (68,429)
Net income---------------------------            --          --            --        11,658         --         11,658
Exercise of stock options------------        28,170          29           106            --         --            135
Balance at December 31, 1991---------    27,456,822      27,457        83,704      (167,797)        --        (56,636)
Net income---------------------------            --          --            --        18,495         --         18,495
Issuance of common stock-------------     4,500,000       4,500        38,368            --         --         42,868
Exercise of stock options------------       147,042         147           774            --         --            921
Balance at December 31, 1992---------    32,103,864      32,104       122,846      (149,302)        --          5,648
Net income---------------------------            --          --            --        25,061         --         25,061
Exercise of stock options------------       345,308         345         3,072            --         --          3,417
Acquisition of treasury stock at cost       (15,575)         --            --            --       (324)          (324)
Conversion of debenture--------------            25          --             1            --         --              1
Balance at December 31, 1993---------    32,433,622    $ 32,449    $  125,919    $ (124,241)    $ (324)    $   33,803

The accompanying notes to consolidated financial statements are an integral part hereof.

                     POGO PRODUCING COMPANY & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION --

    The consolidated financial statements include the accounts of Pogo Producing Company and its wholly-owned subsidiaries (the 'Company'), after elimination of all significant intercompany transactions.

  INVENTORIES --

    Inventories consist primarily of tubular goods used in the Company's operations and are stated at the lower of average cost or market value.

  INTEREST CAPITALIZED --

    Interest costs related to financing major oil and gas projects in progress are capitalized until the projects are evaluated.

  EARNINGS PER SHARE --

    Earnings per common and common equivalent share are based on weighted average shares of Common Stock outstanding assuming exercise of dilutive stock options. The 8% convertible subordinated debentures, due 2005 are common stock equivalents and were anti-dilutive in all periods presented. The 10.25% convertible subordinated notes, due 1999 are not common stock equivalents and were anti-dilutive in all periods presented. The weighted average number of common and common stock equivalent shares outstanding for primary earnings per share was 32,860,000, 27,929,000, and 27,611,000 in 1993, 1992, and 1991,
respectively. The additional shares which would be assumed to be outstanding in the fully diluted calculation are not sufficient to change the earnings per share amounts reported in the primary calculation.

  PRODUCTION IMBALANCES --

    Owners of an oil and gas property often take more or less production from a property than entitled to based on their ownership percentages in the property. This results in a condition known in the industry as a production imbalance. The Company follows the 'take' (cash) method of accounting for production imbalances. Under this method, the Company recognizes revenues on production as it is taken and delivered to its purchasers. The Company's crude oil imbalances are not significant. At December 31, 1993, the Company had taken approximately 10,195 MMcf of natural gas less than it was entitled to based on its interest in those properties, and approximately 7,295 MMcf more than its entitlement on other properties placing the Company at year end in a net under-delivered position of approximately 2,900 MMcf of natural gas based on its working interest ownership in the properties.

  OIL AND GAS ACTIVITIES AND DEPRECIATION, DEPLETION, AND AMORTIZATION --

    The Company follows the successful efforts method of accounting for its oil and gas activities. Under the successful efforts method, lease acquisition costs and all development costs are capitalized. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, with any such impairment charged to expense in the period. Exploratory drilling costs are capitalized until the results are determined. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploratory costs are expensed as incurred. The provision for depreciation, depletion and amortization is determined on a field-by-field basis using the units of production method.

                     POGO PRODUCING COMPANY & SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    Other properties are depreciated on a straight-line method in amounts which in the opinion of management are adequate to allocate the cost of the properties over their estimated useful lives.

  CONSOLIDATED STATEMENTS OF CASH FLOWS --

    For the purpose of cash flows, the Company considers all highly liquid investments with a maturity date of three months or less to be cash equivalents. Significant transactions may occur which do not directly affect cash balances and as such will not be disclosed in the Consolidated Statement of Cash Flows. Certain such noncash transactions are disclosed in the Consolidated Statements of Shareholders' Equity relating to the acquisition of treasury stock in exchange for stock options exercised and the conversion of a debenture into Common Stock. In addition, the Company exchanged its working interest in thirteen Gulf of Mexico oil and gas properties for an increased working interest in five other Gulf of Mexico oil and gas properties in a noncash 'like kind' exchange. The oil and gas property and accumulated depreciation, depletion and amortization accounts as reflected in the Consolidated Balance Sheets have been adjusted to reflect the appropriate amounts to record the working interests acquired and disposed of. The oil and gas reserves acquired and disposed of are reflected as purchases and sales in the roll forward 'Estimates of Proved Reserves' included in the 'Unaudited Supplementary Financial Data' included elsewhere herein.

  COMMITMENTS AND CONTINGENCIES --

    The Company's rent expense was $868,000, $808,000, and $1,069,000 in 1993,
1992, and 1991, respectively. The Company has lease commitments for office space of $809,000 per year in each year for 1994 through 1997 and $777,000 in 1998.

(2)  INCOME TAXES

    The components of federal income tax expense (benefit) for each of the three years in the period ended December 31, 1993, are as follows (expressed in thousands):

                                          1993        1992       1991
United States
    Current--------------------------  $    2,800  $    1,500  $   2,900
    Deferred (a)---------------------      12,360       8,672      1,125
Foreign
    Current--------------------------        (179)         20        269
        Total------------------------  $   14,981  $   10,192  $   4,294

(a) Excludes $688,000 of deferred taxes on a $2,024,000 extraordinary item in 1991.

    Total federal income tax expense (benefit) for each of the three years in the period ended December 31, 1993, differs from the amounts computed by applying the statutory federal income tax rate to income before taxes as follows (expressed as a percent of pretax income):

                                        1993      1992      1991
Federal statutory income tax rate---- 35.0% 34.0% 34.0% Increases (reductions) resulting from:
    Statutory depletion in excess of
      tax basis----------------------   (0.4)     (0.1)     (0.9)
    Foreign taxes--------------------    2.9       1.4       1.8
    Life insurance loan proceeds-----     --        --      (5.9)
    Other----------------------------     --       0.2       0.4
                                        37.5%     35.5%     29.4%

                     POGO PRODUCING COMPANY & SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    The deferred federal income tax provision is the result of the difference between deferred tax liabilities determined at each balance sheet date. The deferred tax liabilities are determined by applying current tax laws to temporary differences in the recognition of revenue and expense for tax and financial purposes. Temporary differences arise primarily from the amortization of productive intangible drilling costs which are capitalized and amortized for financial statement purposes but are deducted for income tax purposes and differences in depreciation rates for tangible assets for financial and tax reporting purposes.

    As of December 31, 1993, the Company has general business credits of approximately $1,400,000, which can be used to reduce future income taxes. In addition, the Company has alternative minimum tax credits of approximately $4,235,000 which can be used to reduce future regular income taxes payable.

(3)  LONG-TERM DEBT

    Long-term debt and the amount due within one year at December 31, 1993 and 1992, consists of the following (dollars expressed in thousands):

                                             DECEMBER 31,
                                          1993         1992
Senior debt --
    Bank revolving credit agreements
      debt:
        Prime rate loans-------------  $    27,000  $     9,000
        LIBO Rate loans--------------       40,000       50,000
        Certificate of deposit rate
          loans----------------------      --           --
Total senior debt--------------------       67,000       59,000
Subordinated debt --
    10.25% Convertible subordinated
      notes, due 1999,
      $4,000 annual sinking fund
      requirement--------------------       24,000       28,000
    8% Convertible subordinated
      debentures, due 2005,
      $1,540 sinking fund requirement
      in 1995 and a
      $3,000 annual sinking fund
      requirement thereafter---------       43,539       46,260
Total subordinated debt--------------       67,539       74,260
Total debt---------------------------      134,539      133,260
Amount due within one year --
    Current portion of long-term
      debt, consisting of sinking
      fund
      requirement on 10.25% notes----       (4,000)      (4,000)
Long-term debt-----------------------  $   130,539  $   129,260

    The bank revolving credit agreement entered into in December 1993, extends to the Company a $100,000,000 revolving/term credit facility which will be fully revolving until June 29, 1996 and will convert to a term loan with eight quarterly installments commencing July 31, 1996. The amount that may be borrowed under the facility may not exceed a borrowing base, determined semiannually by the lenders based on the discounted present value of the Company's oil and gas reserves and the provisions of the agreement. The borrowing base currently exceeds $100,000,000. The agreement provides that total debt and total debt for borrowed money, as defined, may not exceed $230,000,000 and $200,000,000, respectively. The facility is governed by various financial covenants including the maintenance of positive working capital (excluding current maturities of debt), a fixed charge ratio, as defined, of 1.7 or greater, a $10,000,000 limit on other senior debt, and a $10,000,000 limit on prepayment (without refinancing) of subordinated debt in any one year and $20,000,000 in total through July 31, 1996. Upon the occurrence of an event of default or certain other specified events, the banks would be entitled to a security interest in the borrowing base properties, which constitute substantially all of the Company's domestic oil and gas properties. Borrowings under the facility bear

                     POGO PRODUCING COMPANY & SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

interest at Base (Prime) rate plus  1/4%, a certificate of deposit rate plus
1 7/8%, or LIBOR plus 1 3/4%, at the Company's option. A commitment fee of 1/2 of 1% per annum of the unborrowed amount under the facility is also due. The Company incurred commitment fees of $149,000 in 1993, $80,000 in 1992, and $132,000 in 1991 under this and prior revolving credit agreements.

    The 10.25% convertible notes are convertible into Common Stock at $23.95 per share subject to adjustment under certain circumstances, including stock splits. The convertible debentures are redeemable at the option of the Company at 103.7% through April 1, 1994, at 102.95% through April 1, 1995, and decreasing percentages thereafter, under certain market conditions, and are subject to mandatory annual sinking fund requirements of $4,000,000 which commenced April 1, 1990. The sinking fund requirements will be sufficient to retire 90% of the issue prior to maturity.

    The 8% convertible debentures are convertible into Common Stock at $39.50 per share subject to adjustment under certain circumstances, including stock splits. These convertible debentures are redeemable at the option of the Company at 102.8% through December 30, 1994, and decreasing percentages thereafter, and are subject to mandatory annual sinking fund requirements of $3,000,000 which commenced December 31, 1990. Such requirements will be sufficient to retire 75% of the issue prior to maturity. To date, the Company has purchased $13,740,000 principal amount of the bonds at less than face value resulting in ordinary gains of $646,000 and $902,000 in 1991 and 1990, respectively, on the bonds purchased in satisfaction of sinking fund requirements in those years, and a $1,336,000 extraordinary gain (net of taxes) in 1991 on the bonds purchased in excess of current sinking fund requirements. The Company currently has $4,460,000 face amount of the bonds purchased in excess of current sinking fund requirements which may be tendered in satisfaction of future sinking fund requirements. The Company elected to make the December 31, 1993 sinking fund payment in cash.

    Current maturities and sinking fund requirements during the next five years in connection with the above long-term debt are $4,000,000 in 1994, $5,540,000 in 1995, $27,100,000 in 1996, $40,500,000 in 1997 and $20,400,000 in 1998.
Included in the current maturities reflected above are $20,100,000 in 1996, $33,500,000 in 1997, and $13,400,000 in 1998 relative to bank debt. The Company has established a history of refinancing its bank debt before scheduled maturities and expects to do so again before the amortization of bank debt commences in 1996.

    In 1993, the Company entered into interest rate swap agreements on $15,000,000 of its bank debt, $5,000,000 of which terminated in January, 1994 and $10,000,000 of which terminates in July, 1994. The swap agreements effectively change the interest rates from variable to fixed rates which average 5.78% on the $15,000,000.

(4)  SALES TO MAJOR CUSTOMERS

    The Company is an oil and gas exploration and production company that until recently sold its production to relatively few customers. As a result of recent changes in the natural gas industry, the Company, like many other producers, now sells its natural gas to numerous customers on a month-to-month basis. The Company no longer has a significant amount of its natural gas reserves committed to long-term (multiple year) contracts at higher than prevailing market prices. Sales to the following customers exceeded 10 percent of oil and gas revenues during the years indicated (expressed in thousands):

                                          1993        1992        1991
Scurlock Oil Company-----------------  $   38,510  $   39,729  $   38,554
United Gas Pipeline Company----------  $   --      $   --      $   21,074
Enron Corp---------------------------  $   16,437  $   --      $   --

                     POGO PRODUCING COMPANY & SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(5)  EMPLOYEE BENEFITS

    A total of 2,353,069 shares of Common Stock are reserved for issuance to key employees and non-employee directors under the Company's stock option plans. The stock option plans authorize the granting of options at prices equivalent to the market value at the date of grant. Options generally become exercisable in three annual installments commencing one year after the date granted and, if not exercised, expire 10 years from the date of grant. At January 1, 1993, 1,544,484 shares were issuable under stock options outstanding. Options for 291,500 shares were granted during 1993 at prices ranging from $15.13 to $19.00 per share. During 1993, 345,308 options were exercised at prices ranging from $4.38 to $16.25 per share and no options were cancelled. At December 31, 1993, options to purchase 1,490,676 shares were outstanding (1,098,815 were exercisable) at prices ranging from $4.38 to $19.00.

    The Company has a tax-advantaged savings plan in which all salaried employees may participate. Under such plan, a participating employee may allocate up to 10% of his salary, and the Company makes matching contributions of up to 6% thereof. Funds contributed by the employee and the matching funds contributed by the Company are held in trust by a bank trustee in six separate funds. Funds contributed by the employee and earnings and accretions thereon may be used to purchase shares of Common Stock, invest in a money market fund or invest in four stock, bond, or blended stock and bond mutual funds according to instructions from the employee. Matching funds contributed to the savings plan by the Company are invested only in Common Stock. The Company contributed $125,000 to the savings plan in 1993, $288,000 in 1992, and $265,000 in 1991.

    A trusteed retirement plan has been adopted by the Company for its salaried employees. The benefits are based on years of service and the employee's average compensation for five consecutive years within the final ten years of service which produce the highest average compensation. The Company makes annual contributions to the plan in the amount of retirement plan cost accrued or the maximum amount which can be deducted for federal income tax purposes. The following table sets forth the plan's funded status (in thousands of dollars) as of December 31, 1993, 1992, and 1991.

                                          1993        1992        1991
Actuarial present value (discounted
  at 7 1/2, 8 1/4, and 8 1/2%,
  respectively) of benefit
  obligations:
    Accumulated benefit
    obligations --
        Vested-----------------------  $    4,019  $    3,120  $    2,997
        Nonvested--------------------         717         701         657
        Total accumulated benefit
        obligations------------------       4,736       3,821       3,654
    Projected salary increases
      (escalated at 6%) and other
      changes------------------------       1,500       2,653       2,441
    Projected benefit obligations for
      service rendered to date-------       6,236       6,474       6,095
Plan assets at fair value, primarily
  listed securities with an expected
  long-term rate of return of
  8 1/4%-----------------------------      13,481      13,830      13,505
Plan assets in excess of projected
  benefit obligations----------------       7,245       7,356       7,410
Unrecognized:
    Net overfunding being recognized
      over 15 years------------------        (750)       (853)       (957)
    Net gain arising from the
      difference between actual
      experience and that assumed----      (3,209)     (3,956)     (4,438)
    Prior service cost---------------        (473)        (41)        (45)
Accrued retirement plan asset--------  $    2,813  $    2,506  $    1,970

                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                     POGO PRODUCING COMPANY & SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                          1993        1992        1991
Retirement plan cost (benefit) for
  1993, 1992, and 1991 included the
  following components:
    Service cost, benefits accruing
      each year with proration for
      future salary increases--------  $      611  $      514  $      501
    Interest cost on projected
      benefit obligations------------         524         451         508
    Actual return on plan assets-----      (1,164)     (1,141)     (3,882)
    Net amortization and deferral----        (278)       (360)      2,853
    Accrued retirement plan cost
      (benefit)----------------------  $     (307) $     (536) $      (20)

    Effective January 1, 1992, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions.' The Company currently provides full medical benefits to its retired employees and dependents. For current employees, the Company assumes all or a portion of postretirement medical and term life insurance costs based on the employee's age and length of service with the Company. The postretirement medical plan has no assets and is currently funded by the Company on a pay-as-you-go basis.

    The following is an analysis (in thousands of dollars) of the annual expense and activity in the deferred cost and benefits obligation accounts for 1992 and 1993. The computation assumes that future increases in medical costs will trend down from 13% to 7% per year over the next 12 years for purposes of estimating future costs. The medical cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed medical cost trend rate by one percent in each year would increase the aggregate of service and interest cost components of net periodic postretirement benefits cost for 1993 by $164,000 and the accumulated postretirement benefits obligation as of December 31, 1993 by $1,171,000.

                                                                         ANNUAL     DEFERRED      BENEFITS
                                                                         EXPENSE      COSTS      OBLIGATION
Transition obligation at January 1, 1992------------------------------               $ 4,263      $ (4,263)
Amortization of transition cost over 14 years representing the average
  remaining service period of eligible employees----------------------   $   305        (305)          305
Service cost, including interest--------------------------------------       303
Interest cost on transition obligation--------------------------------       362
1992 expense----------------------------------------------------------   $   970                      (970)
Current benefits paid-------------------------------------------------                                 170
Balance at December 31, 1992------------------------------------------                 3,958        (4,758)
Amortization of transition costs over 14 years------------------------   $   305        (305)          305
Service cost, including interest--------------------------------------       368
Interest cost on transition obligation--------------------------------       407
1993 expense----------------------------------------------------------   $ 1,080                    (1,080)
Current benefits paid-------------------------------------------------                                 246
Unrecognized loss-----------------------------------------------------                              (1,400)
Balance at December 31, 1993------------------------------------------               $ 3,653
Plan assets at fair value---------------------------------------------                              --
Funded status at December 31, 1993 (discounted at 7 1/2%)-------------                            $ (6,687)

                                      F-12

                     POGO PRODUCING COMPANY & SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    The accumulated postretirement benefit obligation (in thousands of dollars) at December 31, 1993 is attributable to the following groups:

Retirees and beneficiaries-------------------  $   2,739
Dependents of retirees-----------------------      1,188
Fully eligible active employees--------------        577
Active employees, not fully eligible---------      2,183
                                               $   6,687

(6)  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

  CASH AND CASH INVESTMENTS

    The carrying value approximates fair value because of the short maturity of these investments.

  DEBT

             INSTRUMENT                     BASIS OF FAIR VALUE ESTIMATE
Bank revolving credit agreement
  debt-------------------------------  Fair value is carrying value based on recent 1993 renegotiation with banks
10.25% Convertible subordinated
  notes, due 1999--------------------  Fair value is 103.7% of carrying value based on the redemption premium at
                                       December 31, 1993
8% Convertible subordinated
  debentures, due 2005---------------  Fair value is 99.5% of carrying value based on the quoted market price for
                                       this publicly traded debt at
                                       December 31, 1993

    The estimated fair value of the Company's financial instruments (in thousands of dollars) are as follows:

                                         CARRYING           FAIR
                                          VALUE            VALUE
Cash and cash investments------------   $    6,713       $    6,713
Debt---------------------------------     (134,539)        (135,209)

                     UNAUDITED SUPPLEMENTARY FINANCIAL DATA

OIL AND GAS PRODUCING ACTIVITIES

    The results of operations from oil and gas producing activities excludes non-oil and gas revenues, general and administrative expenses, interest charges, interest income and interest capitalized. United States income tax expense was determined by applying the statutory rates to pretax operating results with adjustments for permanent differences. Kingdom of Thailand tax expense was determined by applying the statutory tax rate to Thailand taxable income.

                                                     UNITED        KINGDOM OF
                                         TOTAL       STATES         THAILAND
                                              (EXPRESSED IN THOUSANDS)
                                                        1993

Oil and gas revenues-----------------  $  136,553  $  136,525       $      28
Lease operating expense--------------     (26,633)    (26,633)         --
Exploration expense------------------      (2,455)     (1,060)         (1,395)
Dry hole and impairment expense------      (4,690)     (2,737)         (1,953)
Depreciation, depletion and
  amortization expense---------------     (40,224)    (40,193)            (31)
Pretax operating results-------------      62,551      65,902          (3,351)
Income tax (expense) benefit---------     (22,712)    (22,891)            179
Operating results--------------------  $   39,839  $   43,011       $  (3,172)

                                                        1992

Oil and gas revenues-----------------  $  139,128  $  139,128       $  --
Lease operating expense--------------     (25,842)    (25,842)         --
Exploration expense------------------      (3,102)     (1,876)         (1,226)
Dry hole and impairment expense------      (9,314)     (9,314)         --
Depreciation, depletion and
  amortization expense---------------     (41,849)    (41,834)            (15)
Pretax operating results-------------      59,021      60,262          (1,241)
Income tax expense-------------------     (20,510)    (20,490)            (20)
Operating results--------------------  $   38,511  $   39,772       $  (1,261)

                                                        1991

Oil and gas revenues-----------------  $  124,425  $  124,425       $  --
Lease operating expense--------------     (28,192)    (28,192)         --
Exploration expense------------------      (2,408)     (2,261)           (147)
Dry hole and impairment expense------      (4,554)     (4,554)         --
Depreciation, depletion and
  amortization expense---------------     (36,970)    (36,965)             (5)
Pretax operating results-------------      52,301      52,453            (152)
Income tax expense-------------------     (17,725)    (17,698)            (27)
Operating results--------------------  $   34,576  $   34,755       $    (179)

    The following table sets forth Pogo's capitalized costs (expressed in thousands) incurred for oil and gas producing activities during the years indicated.

                                            1993       1992       1991
Capitalized costs incurred:
    Property acquisition (United
      States)------------------------  $   1,520  $  11,578  $   7,697
    Exploration --
        United States----------------      8,267      3,865      3,546
        Kingdom of Thailand----------      4,583      1,412     --
    Development --
        United States----------------     57,648     20,717     37,025
        Kingdom of Thailand----------     --         --         --
    Interest capitalized (United
      States)------------------------        451        391        637
                                       $  72,469  $  37,963  $  48,905
Provision for depreciation,
  depletion, and amortization:
        United States----------------  $  40,193  $  41,834  $  36,965
        Kingdom of Thailand----------         31         15          5
                                       $  40,224  $  41,849  $  36,970

    The following information regarding estimates of the Company's proved oil and gas reserves, which are located offshore in United States waters of the Gulf of Mexico, onshore in the United States and offshore in the Kingdom of Thailand is based on reports prepared by Ryder Scott Company Petroleum Engineers. Their summary report dated January 28, 1994 is set forth as an exhibit to the Annual Report and includes definitions and assumptions as set forth therein and which serve as the basis for the discussion under the caption 'Business and Properties-- Reserves.'Such definitions and assumptions should be referred to in connection with the following information.

                          ESTIMATES OF PROVED RESERVES

                                             OIL,
                                        CONDENSATE AND
                                         NATURAL GAS
                                           LIQUIDS           NATURAL GAS
                                           (BBLS.)             (MMCF)
Proved reserves (located in the
  United States) as of
  December 31, 1990------------------      19,090,376           217,500
    Revisions of previous
      estimates----------------------         782,707             3,531
    Extensions, discoveries, and
      other additions----------------       1,612,983            16,157
    Purchase of properties-----------         263,495             4,913
    Sales of properties--------------              (5)               (4)
    Estimated 1991 production--------      (2,931,465)          (39,362)
Proved reserves (located in the
  United States) as of
  December 31, 1991------------------      18,818,091           202,735
    Revisions of previous
      estimates----------------------       1,721,385            20,284
    Extensions, discoveries, and
      other additions (including
      2,576,907 barrels and 10,668
      MMcf located in the Kingdom of
      Thailand)----------------------       5,486,273            19,126
    Purchase of properties-----------         335,750            10,237
    Sales of properties--------------        (194,606)           (4,733)
    Estimated 1992 production--------      (3,611,105)          (40,581)
Proved reserves (located in the
  United States except for 2,576,907
  barrels and 10,668 MMcf located in
  the Kingdom of Thailand) as of
  December 31, 1992------------------      22,555,788           207,068
    Revisions of previous
      estimates----------------------         342,022             1,148
    Extensions, discoveries, and
      other additions (including
      2,847,906 barrels and 22,806
      MMcf located in the
      Kingdom of Thailand)-----------       9,764,408            55,626
    Purchase of properties-----------         182,610            13,192
    Sales of properties--------------        (356,514)          (11,849)
    Estimated 1993 production--------      (4,219,873)          (32,319)
Proved reserves (located in the
  United States except for 5,424,813
  barrels and 33,474 MMcf located in
  the Kingdom of Thailand) as of
  December 31, 1993------------------      28,268,441           232,866
Proved developed reserves (located in
  the United States) as of:
    December 31, 1990----------------      17,841,751           202,471
    December 31, 1991----------------      17,549,830           188,090
    December 31, 1992----------------      18,798,149           175,523
    December 31, 1993----------------      20,976,194           183,139

                   STANDARDIZED MEASURE OF DISCOUNTED FUTURE
             NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

                                                        1993
                                           TOTAL       UNITED     KINGDOM OF
                                          COMPANY      STATES      THAILAND
                                                  (EXPRESSED IN THOUSANDS)
Future gross revenues----------------   $   869,783  $   744,201  $   125,582
Future production costs:
    Lease operating expense----------      (186,464)    (158,934)     (27,530)
Future development and abandonment
  costs------------------------------      (133,258)     (79,735)     (53,523)
Future net cash flows before income
  taxes------------------------------       550,061      505,532       44,529
Discount at 10% per annum------------      (146,221)    (118,858)     (27,363)
Discounted future net cash flow
  before income taxes----------------       403,840      386,674       17,166
Future income taxes, net of discount
  at 10% per annum-------------------      (103,580)     (98,788)      (4,792)
Standardized measure of discounted
  future net cash flows relating to
  proved oil and gas reserves--------   $   300,260  $   287,886  $    12,374

                                                        1992

Future gross revenues----------------   $   856,238  $   791,865  $    64,373
Future production costs:
    Lease operating expense----------      (179,721)    (173,355)      (6,366)
Future development and abandonment
  costs------------------------------      (105,843)     (80,887)     (24,956)
Future net cash flows before income
  taxes------------------------------       570,674      537,623       33,051
Discount at 10% per annum------------      (165,573)    (146,730)     (18,843)
Discounted future net cash flow
  before income taxes----------------       405,101      390,893       14,208
Future income taxes, net of discount
  at 10% per annum-------------------       (97,444)     (91,848)      (5,596)
Standardized measure of discounted
  future net cash flows relating to
  proved oil and gas reserves--------   $   307,657  $   299,045  $     8,612

                                                        1991

Future gross revenues----------------   $   725,360  $   725,360  $   --
Future production costs:
    Lease operating expense----------      (163,262)    (163,262)     --
Future development and abandonment
  costs------------------------------       (67,671)     (67,671)     --
Future net cash flows before income
  taxes------------------------------       494,427      494,427      --
Discount at 10% per annum------------      (144,673)    (144,673)     --
Discounted future net cash flow
  before income taxes----------------       349,754      349,754      --
Future income taxes, net of discount
  at 10% per annum-------------------       (76,423)     (76,423)     --
Standardized measure of discounted
  future net cash flows relating to
  proved oil and gas reserves--------   $   273,331  $   273,331  $   --

    The standardized measure of discounted future net cash flows from the production of proved reserves is developed as follows:

        1. Estimates are made of quantities of proved reserves and the future periods in which they are expected to be produced based on year end economic conditions.

                   STANDARDIZED MEASURE OF DISCOUNTED FUTURE
      NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES -- (CONTINUED)

    2. The estimated future gross revenues from proved reserves are priced on the basis of year end prices, except in those instances where fixed and determinable natural gas price escalations are covered by contracts.

    3. The future gross revenue streams are reduced by estimated future costs to develop and to produce the proved reserves, as well as certain abandonment costs based on year end cost estimates, and the estimated effect of future income taxes.

    The standardized measure of discounted future net cash flows does not purport to present the fair market value of Pogo's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

    The following are the principal sources of change in the standardized measure of discounted future net cash flows. All amounts are related to changes in reserves located in the United States unless otherwise noted.

                                               YEAR ENDED DECEMBER 31, 1993
                                           TOTAL          UNITED       KINGDOM OF
                                          COMPANY         STATES        THAILAND
                                                 (EXPRESSED IN THOUSANDS)
Beginning balance--------------------    $  307,657     $  299,045     $    8,612
Revisions to prior years' proved
  reserves:
    Net changes in prices and
      production costs---------------       (41,775)       (34,842)        (6,933)
    Net changes due to revisions
    in quantity estimates------------         4,066          4,066         --
    Net changes in estimates of
      future development costs-------           662           (871)         1,533
    Accretion of discount------------        40,510         39,089          1,421
    Changes in production rate-------         5,134          6,728         (1,594)
    Other----------------------------         2,278          3,935         (1,657)
        Total revisions--------------        10,875         18,105         (7,230)
New field discoveries and extensions,
  net of future production and
  development costs:-----------------        39,247         29,059         10,188
Purchases of properties--------------        22,516         22,516         --
Sales of properties------------------       (19,633)       (19,633)        --
Sales of oil and gas produced, net of
  production costs-------------------      (110,870)      (110,870)        --
Previously estimated development
  costs incurred---------------------        56,604         56,604         --
Net change in income taxes-----------        (6,136)        (6,940)           804
            Net change in
              standardized measure of
              discounted future net
              cash flows-------------        (7,397)       (11,159)         3,762
Ending balance-----------------------    $  300,260     $  287,886     $   12,374

                                      F-17

                   STANDARDIZED MEASURE OF DISCOUNTED FUTURE
      NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES -- (CONTINUED)

                                                 YEAR ENDED DECEMBER 31,
                                            1992                          1991
                                                 (EXPRESSED IN THOUSANDS)
Beginning balance--------------------    $  273,331                    $  400,937
Revisions to prior years' proved
  reserves:
    Net changes in prices and
      production costs---------------        38,348                      (174,464)
    Net changes due to revisions in
      quantity estimates-------------        42,829                         9,940
    Net changes in estimates of
      future development costs-------       (21,015)                      (28,740)
    Accretion of discount------------        34,975                        52,517
    Changes in production rate-------        (5,733)                       (6,518)
    Other----------------------------         6,607                        (7,404)
        Total revisions--------------        96,011                      (154,669)
New field discoveries and extensions,
  net of future production and
  development costs:
        United States----------------        29,552                        28,286
        Kingdom of Thailand----------        14,208                            --
Purchases of properties--------------        13,870                         6,827
Sales of properties------------------        (7,430)                           (7)
Sales of oil and gas produced, net of
  production costs-------------------      (111,581)                      (92,895)
Previously estimated development
  costs incurred---------------------        20,717                        37,039
Net change in income taxes:
        United States----------------       (15,425)                       47,813
        Kingdom of Thailand----------        (5,596)                           --
            Net change in
              standardized measure of
              discounted future net
              cash flows-------------        34,326                      (127,606)
Ending balance-----------------------    $  307,657                    $  273,331

                                      F-18

QUARTERLY RESULTS

    Summaries of Pogo's results of operations by quarter for the years 1993 and 1992 are as follows:

                                                          QUARTER ENDED
                                        MAR. 31       JUNE 30       SEPT. 30      DEC. 31
                                        (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1993
Revenues-----------------------------   $ 34,681      $ 34,533      $ 37,210      $ 33,130
Gross profit(a)----------------------   $ 17,331      $ 15,391      $ 17,903      $ 14,458
Net income---------------------------   $  7,160      $  5,596      $  7,161      $  5,144
Earnings per share
  (primary and fully diluted)--------   $   0.22      $   0.17      $   0.22      $   0.16
1992
Revenues-----------------------------   $ 28,347      $ 34,072      $ 34,907      $ 43,504
Gross profit(a)----------------------   $  7,147      $ 12,646      $ 16,165      $ 24,312
Net income (loss)--------------------   $ (1,216)     $  3,276      $  5,535      $ 10,900
Earnings (loss) per share
  (primary and fully diluted)--------   $  (0.04)     $   0.12      $   0.20      $   0.38

(a) Represents revenues less lease operating, exploration, dry hole and impairment, and depreciation, depletion and amortization expenses.

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY INDIVIDUAL WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                          PAGE
Available Information----------------       2
Incorporation of Certain Documents by
  Reference--------------------------       2
Prospectus Summary-------------------       3
Investment Considerations------------       9
The Company--------------------------      12
Use of Proceeds----------------------      14
Capitalization-----------------------      15
Price Range of Common Stock and
  Dividends--------------------------      16
Selected Financial and Operating
  Data-------------------------------      17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations----------------------      19
Business and Properties--------------      24
Management---------------------------      35
Description of the Notes-------------      36
Description of Capital Stock---------      43
Underwriting-------------------------      45
Legal Opinions-----------------------      46
Experts------------------------------      46
Glossary of Oil and Gas Terms--------      47
Index to Financial Statements--------     F-1

                                  $75,000,000

                                     LOGO

                             POGO PRODUCING COMPANY
                                  % CONVERTIBLE
                          SUBORDINATED NOTES DUE 2004

                                   PROSPECTUS

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                            PAINEWEBBER INCORPORATED

                                 MARCH   , 1994

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses to be incurred in connection with the Offering described in this Registration Statement are as follows:

    Securities and Exchange
      Commission registration fee----   $ 29,741
    National Association of
      Securities Dealers, Inc. filing
      fee----------------------------      9,125
    Printing and engraving
      expenses-----------------------     75,000
    Accounting fees and expenses-----     40,000
    Legal fees and expenses----------    100,000
    Trustee's fees and expenses------      8,000
    Blue Sky fees and expenses-------     10,000
    Rating agency fees---------------     45,000
    Miscellaneous--------------------     33,134
        Total------------------------   $350,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

    Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

    The Bylaws of the Registrant contain the following provisions:

                                  ARTICLE VII
                                INDEMNIFICATION

SECTION 1.  RIGHT TO INDEMNIFICATION.

    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a 'proceeding') by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person. The Corporation shall indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Corporation.

SECTION 2.  PREPAYMENT OF EXPENSES.

    The Corporation shall pay the expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in his capacity as a director or officer (except with regard to service to an employee benefit plan or non-profit organizations) in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article or otherwise.

SECTION 3.  CLAIMS.

    If a claim for indemnification or payment of expenses under this Article is not paid in full within ninety days after a written claim therefor has been received by the Corporation the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

SECTION 4.  NON-EXCLUSIVITY OF RIGHTS.

    The rights conferred on any person by this Article shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SECTION 5.  AMENDMENT OR REPEAL.

    Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

    The Registrant has placed in effect insurance which purports (a) to insure it against certain costs of indemnification which may be incurred by it pursuant to the aforementioned Bylaw provision or otherwise and (b) to insure the officers and directors of the Company and of specified subsidiaries against certain liabilities incurred by them in the discharge of their functions as officers and directors except for liabilities arising from their own malfeasance.

    Reference is made to the Purchase Agreement contained in Exhibit 1 hereof for provisions regarding indemnification under certain circumstances of the Registrant and its directors, officers and controlling persons.

    See 'Item 17. Undertakings' for information concerning the position of the Securities and Exchange Commission regarding indemnification provisions.

ITEM 16.  EXHIBITS.

          1       -- Form of Purchase Agreement.

         *3(a)    -- Restated Certificate of Incorporation
                      of Registrant (Form 10-K, December
                      31, 1987, SEC File No. 0-5468,
                      Exhibit 3(a)).

         *3(b)    -- Bylaws of Registrant, as amended and
                      restated through July 24, 1990 (Form
                      10-K, December 31, 1991, SEC File No.
                      0-5468, Exhibit 3(b)).

          4(a)    -- Form of Indenture to be entered into
                      between the Company and Shawmut Bank
                      Connecticut, National Association, as
                      Trustee.

          4(b)    -- Form of Note, included in Exhibit 4(a).

          5       -- Opinion of Baker & Botts, L.L.P.

         12       -- Statement regarding computation of
                      ratios.

         23(a)    -- Consent of Arthur Andersen & Co.

         23(b)    -- Consent of Ryder Scott Company
                      Petroleum Engineers.
         23(c)    -- Consent of Baker & Botts, L.L.P.
                      (contained in their opinion filed as
                      Exhibit 5).
         24       -- Powers of Attorney.
         25       -- Form T-1 Statement of Eligibility and
                      Qualification under the Trust
                      Indenture Act of 1939 of Shawmut Bank
                      Connecticut, National Association.

  * Incorporated by reference.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for and against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of February, 1994.

                                                 POGO PRODUCING COMPANY
                                                     (REGISTRANT)

                                          By:       PAUL G. VAN WAGENEN
                                                    PAUL G. VAN WAGENEN
                                             (CHAIRMAN OF THE BOARD, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER)

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES INDICATED ON FEBRUARY 28, 1994.

  SIGNATURE                                          TITLE

PAUL G. VAN WAGENEN         Chairman of the Board, President and Chief Executive
PAUL G. VAN WAGENEN                               Officer
                                 (Principal Executive Officer and Director)

D. STEPHEN SLACK       Senior Vice President -- Finance, Chief Financial Officer
D. STEPHEN SLACK                              and Treasurer
                                 (Principal Financial Officer and Director)

THOMAS E. HART                         Vice President and Controller
THOMAS E. HART                         (Principal Accounting Officer)

TOBIN ARMSTRONG*                                Director
TOBIN ARMSTRONG

JACK S. BLANTON*                                Director
JACK S. BLANTON

W. M. BRUMLEY, JR.*                             Director
W. M. BRUMLEY

JOHN B. CARTER, JR.*                            Director
JOHN B. CARTER, JR.

WILLIAM L. FISHER*                              Director
WILLIAM L. FISHER*

WILLIAM E. GIPSON*                              Director
WILLIAM E. GIPSON

GERRIT W. GONG*                                 Director
GERRIT W. GONG

J. STUART HUNT*                                 Director
J. STUART HUNT

FREDERICK A. KLINGENSTEIN*                      Director
FREDERICK A. KLINGENSTEIN

NICHOLAS R. PETRY*                              Director
NICHOLAS R. PETRY

JACK A. VICKERS*                                Director
JACK A. VICKERS

*By:          THOMAS E. HART
     (THOMAS E. HART, ATTORNEY-IN-FACT)

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

         SCHEDULE                                            PAGE
          NUMBER         DESCRIPTION OF SCHEDULE            NUMBER
                  Report of Independent Public
                  Accountants--------------------------       S-2
             V.   Property and Equipment---------------       S-3
            VI.   Reserves for Depreciation, Depletion
                  and Amortization of
                  Property and Equipment---------------       S-3
             X.   Supplementary Income Statement
                  Information--------------------------       S-4

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Pogo Producing Company:

    We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Pogo Producing Company and subsidiaries included in this registration statement and have issued our report thereon dated February 8, 1994. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules contained in this registration statement are the responsibility of the Company's management and are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                    ARTHUR ANDERSEN & CO.

Houston, Texas
February 8, 1994

                                                                 SCHEDULE V & VI

                    POGO PRODUCING COMPANY AND SUBSIDIARIES
                      SCHEDULE V -- PROPERTY AND EQUIPMENT
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991
                            (EXPRESSED IN THOUSANDS)

                                         BALANCE                                              BALANCE
                                        BEGINNING     ADDITIONS    RETIREMENT     OTHER       END OF
             DESCRIPTION                OF PERIOD      AT COST      OR SALES     CHANGES      PERIOD
1993:
    Oil and gas----------------------   $  875,154    $  72,469    $ (120,893)   $ (3,047)   $ 823,683
    Other----------------------------        6,851          163           (48)         (5)       6,961
    Total----------------------------   $  882,005    $  72,632    $ (120,941)   $ (3,052)   $ 830,644
1992:
    Oil and gas----------------------   $  907,336    $  37,963    $  (61,182)   $ (8,963)   $ 875,154
    Other----------------------------        6,680          589        --            (418)       6,851
    Total----------------------------   $  914,016    $  38,552    $  (61,182)   $ (9,381)   $ 882,005
1991:
    Oil and gas----------------------   $  867,183    $  48,905    $   (4,264)   $ (4,488)   $ 907,336
    Other----------------------------        9,270        2,416        (5,017)         11        6,680
    Total----------------------------   $  876,453    $  51,321    $   (9,281)   $ (4,477)   $ 914,016

              SCHEDULE VI -- RESERVES FOR DEPRECIATION, DEPLETION,
                   AND AMORTIZATION OF PROPERTY AND EQUIPMENT
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991
                            (EXPRESSED IN THOUSANDS)

                                                      CHARGED TO      RETIREMENT
                                         BALANCE      PROFIT AND       RENEWALS                    BALANCE
                                        BEGINNING       LOSS OR           AND          OTHER       END OF
             DESCRIPTION                OF PERIOD       INCOME       REPLACEMENTS     CHANGES      PERIOD
1993:
    Oil and gas----------------------   $  713,396     $  40,224      $  (120,160)    $   746     $ 634,206
    Other----------------------------        4,032           469              (49)                    4,452
    Total----------------------------   $  717,428     $  40,693      $  (120,209)    $   746     $ 638,658
1992:
    Oil and gas----------------------   $  730,835     $  41,849      $   (60,887)    $ 1,599     $ 713,396
    Other----------------------------        3,578           453          --                1         4,032
    Total----------------------------   $  734,413     $  42,302      $   (60,887)    $ 1,600     $ 717,428
1991:
    Oil and gas----------------------   $  696,459     $  36,970      $    (2,622)    $    28     $ 730,835
    Other----------------------------        7,148           551           (4,089)        (32 )       3,578
    Total----------------------------   $  703,607     $  37,521      $    (6,711)    $    (4 )   $ 734,413

                                                                      SCHEDULE X

                    POGO PRODUCING COMPANY AND SUBSIDIARIES
            SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991
                            (EXPRESSED IN THOUSANDS)

                                         1993       1992       1991
Maintenance and repairs--------------  $   3,658  $   4,435  $   6,498
Taxes, other than payroll and income
  taxes:
    Severance, ad valorem, franchise
    and other------------------------  $   3,133  $   2,423  $   2,222